Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2013 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q3 2013	Q3 2012	1	% change		9M 2013	9M 2012	1	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	14 338	13 807		4	6	42 842	41 845		2	4
Divisional operating income	2 883	3 167		-9	-2	9 098	9 392		-3	2
Corporate income & expense, net	-212	-219		3	7	-561	-600		7	8
Group operating income	2 671	2 948		-9	-2	8 537	8 792		-3	3
As % of net sales	18.6	21.4				19.9	21.0
Income from associated companies	161	81		99	97	446	385		16	16
Interest expense	-170	-178		4	5	-520	-525		1	1
Other financial income and expense	-62	-70		11	1	-50	-77		35	80
Taxes	-336	-364		8	1	-1 179	-1 214		3	-3
Net income	2 264	2 417		-6	1	7 234	7 361		-2	5
EPS (USD)	0.91	0.99		-8	0	2.92	3.01		-3	4
Free cash flow2	3 543	3 503		1		6 626	7 870		-16
Core2
Operating income	3 621	3 810		-5	1	11 090	11 248		-1	3
As % of net sales	25.3	27.6				25.9	26.9
Net income	3 103	3 201		-3	3	9 578	9 534		0	5
EPS (USD)	1.26	1.31		-4	1	3.88	3.91		-1	4

Third quarter

Group net sales
Group net sales increased 4% (+6% cc) to USD 14.3 billion in the third quarter, with all divisions contributing to growth in constant currencies. Currency had a negative impact of 2 percentage points, mainly from the weakened yen and weakening emerging market currencies.

Excluding the impact of patent expiries, underlying net sales grew 10% in constant currencies. This performance was fueled by growth products, which contributed USD 4.6 billion or 32% of Group net sales, up 17% over the prior-year period. Generics impacted sales by approximately USD 0.5 billion, mainly due to Diovan and Zometa. Sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy in the US.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 212 million compared to USD 219 million in the prior-year quarter. Adjustments to arrive at core Corporate income and expense amounted to USD 37 million compared to USD 40 million in the prior-year period, principally related to exceptional finance and IT process transformation costs.

1 Restated as explained on pages 36 and 71.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 45.

Group operating income
Group operating income decreased 9% (-2% cc) to USD 2.7 billion in the third quarter. The adjustments made to Group operating income to arrive at core operating income amounted to USD 950 million (2012: USD 862 million). These adjustments included the amortization of intangible assets of USD 739 million (2012: USD 720 million), impairment charges of USD 20 million (2012: USD 91 million) and exceptional net expenses of USD 191 million (2012: USD 51 million).

Exceptional expenses in the quarter included USD 74 million of acquisition-related integration and restructuring costs in the Alcon Division, USD 44 million of costs for legal settlements, and USD 73 million of other exceptional items.

Excluding these items, Group core operating income was USD 3.6 billion (-5%, +1% cc). Excluding the impact of generic competition, core operating income grew 12% in constant currencies. Core operating income margin in constant currencies decreased by 1.4 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decline of 2.3 percentage points to 25.3% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net income of Roche AG, amounted to USD 161 million compared to USD 81 million in the third quarter of 2012. The estimated Novartis share in the net income of Roche AG was significantly higher in 2013 due to charges related to a restructuring announced by Roche AG in the previous-year quarter.

Core income from associated companies increased to USD 227 million from USD 186 million in the 2012 period. The increase was primarily due to a higher estimated core income contribution from Roche AG.

Interest expense and other financial income/expense
Interest expense decreased to USD 170 million from USD 178 million in the prior-year quarter. Other financial income and expense amounted to a net expense of USD 62 million compared to a net expense of USD 70 million in 2012.

Taxes
The tax rate (taxes as percentage of pre-tax income) in the third quarter decreased to 12.9% from 13.1% in the same period last year.

The core tax rate (taxes as percentage of pre-tax income) decreased to 14.2% from 14.6% in the 2012 period.

Net income and EPS
Group net income of USD 2.3 billion was down 6% (+1% cc), a lower decline than group operating income, principally due to higher income from associated companies and lower taxes.

EPS was down 8% (0% cc) to USD 0.91, mainly due to a negative currency impact across the whole income statement.

Group core net income of USD 3.1 billion was down 3% in USD, but up 3% in constant currencies. Core EPS declined 4% (+1% cc) to USD 1.26, largely in line with core net income.

Nine months

Group net sales
Group net sales increased to USD 42.8 billion in the first nine months, up 2% (+4% cc) over the prior-year period. Currency had a negative impact of 2 percentage points, mainly from the weakening yen and emerging market currencies against the US dollar.

Excluding the impact of patent expiries, underlying sales grew 8% in constant currencies. Growth products contributed USD 13.3 billion or 31% of Group net sales, up 15% over the prior-year period. Generics impacted sales by approximately USD 1.8 billion, mainly due to Diovan and Zometa. US sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 561 million in the first nine months, compared to USD 600 million in the prior-year period, principally due to a release of a Corporate provision. Net adjustments of USD 40 million to arrive at core Corporate income and expense included an impairment charge for financial assets and exceptional finance and IT process transformation costs offset by the release of a Corporate provision.

Group operating income
Group operating income was USD 8.5 billion (-3%, +3% cc) in the first nine months. The adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 2.6 billion (2012: USD 2.5 billion). These adjustments included the amortization of intangible assets (USD 2.2 billion compared to USD 2.1 billion in 2012) and exceptional items (net expense of USD 354 million compared to USD 311 million in 2012).

Exceptional expenses in the first nine months of 2013 included USD 209 million of integration costs in the Alcon Division and USD 148 million of impairment charges, offset by a net exceptional income of USD 3 million. Prior-year adjustments were mainly driven by the USD 206 million restructuring charge related to the US Pharmaceuticals business.

Excluding these items, Group core operating income was USD 11.1 billion (-1%, +3% cc). Excluding the impact of generic competition, core operating income grew 16% in constant currencies. Core operating income margin in constant currencies decreased by 0.4 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.0 percentage points to 25.9% of net sales.

Income from associated companies
Income from associated companies increased to USD 446 million from USD 385 million in the prior-year period. The increase is primarily due to an increase in estimated net income from Roche AG.

The core income from associated companies increased to USD 679 million from USD 565 million in 2012 due to a higher estimated core income contribution from Roche for 2013.

Interest expense and other financial income/expense
Interest expense decreased slightly to USD 520 million in the first nine months from USD 525 million in the 2012 period. Other financial income and expense amounted to a net expense of USD 50 million compared to USD 77 million in 2012.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased slightly to 14.0% in the first nine months from 14.2% in the year-ago period.

The core tax rate (taxes as a percentage of core pre-tax income) was 14.8% in the first nine months, down from 15.0% in 2012.

Net income and EPS
Group net income of USD 7.2 billion was down 2% (+5% cc), a lower decline than group operating income, principally due to higher income from associated companies and lower taxes.

EPS was down 3% (+4% cc) to USD 2.92, mainly due to a negative currency impact across the whole income statement.

Group core net income was USD 9.6 billion (0%, +5% cc). Core EPS was USD 3.88 (-1%, +4% cc), largely following core net income.

Pharmaceuticals
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 893	7 783	1	4	23 891	23 877	0	3
Operating income	2 267	2 531	-10	-5	7 363	7 674	-4	0
As % of net sales	28.7	32.5			30.8	32.1
Core operating income	2 345	2 597	-10	-4	7 390	7 932	-7	-2
As % of net sales	29.7	33.4			30.9	33.2

Third quarter

Net sales
Pharmaceuticals net sales, which continued to benefit from delayed entry of generic competition for Diovan monotherapy in the US, reached USD 7.9 billion (+1%, +4% cc) in the third quarter, driven by strong volume growth (+10 percentage points) and pricing (+1 percentage point), partly offset by the impact of generic competition (USD 0.5 billion, -7 percentage points), mainly for Diovan and Zometa. Growth products (defined as products launched since 2008 or products with exclusivity until at least 2017 in key markets) generated USD 3.1 billion of division net sales, growing 28% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the Q Family1 and Jakavi – contributed 39% of division net sales, compared to 32% in the same period last year.

Regionally, Europe (USD 2.7 billion, +6% cc) saw a strong performance from growth products, which offset generic competition (mainly for Diovan and Zometa), as well as negative price effects. US sales (USD 2.6 billion, +4% cc) benefited from the continued strong performance of Gilenya, Afinitor and Tasigna, which more than offset generic competition to combination product Diovan HCT and Zometa. Japan’s performance (USD 0.8 billion, +1% cc) improved versus prior year due to new launches despite increased competition for Lucentis and a decline in Diovan sales, resulting from a recent issue involving a conflict of interest in Japanese valsartan investigator-initiated trials (IITs) started between 2001 and 2004. Sales in both Latin America and Canada (USD 0.8 billion, +8% cc) and Emerging Growth Markets (USD 1.9 billion, +8% cc) – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – continued to grow strongly.

Oncology (USD 2.7 billion, +2% cc) delivered growth despite the entry of a generic form of Gleevec/Glivec (USD 1.1 billion, -2% cc) in certain markets and loss of exclusivity for Zometa (USD 104 million, -64% cc). Growth was mainly driven by Afinitor (USD 337 million, +65% cc), Tasigna (USD 315 million, +25% cc), Exjade (USD 212 million, +9% cc) and Sandostatin (USD 401 million, +7% cc). The Primary Care franchise (USD 1.8 billion, 7% cc) growth was underpinned by the continued strong uptake of Galvus (USD 316 million, +46% cc) and Exforge (USD 359 million, +11% cc). In Specialty Care, the Neuroscience franchise (USD 0.9 billion, +25% cc) saw strong growth from Gilenya (USD 518 million, +63% cc) worldwide, including in the US, despite competitive pressures. The Ophthalmics franchise (USD 0.6 billion, -2% cc) was impacted by Lucentis (USD 581 million, -1% cc), which had a negative pricing impact, mainly due to one-time reductions to secure reimbursement for new indications, and new competition in certain markets.

Operating income
Operating income declined 10% (-5% cc) to USD 2.3 billion. Adjustments to arrive at core operating income for the quarter amounted to USD 78 million, principally due to the amortization of intangible assets of USD 70 million and other exceptional items. Prior-year adjustments included an exceptional divestment gain of USD 57 million.

Core operating income declined 10% (-4% cc) to USD 2.3 billion. Core operating income margin in constant currencies declined 2.8 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 3.7 percentage points to 29.7% of net sales.

1 The Q Family includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and the soon to be launched Ultibro Breezhaler.

Gross margin declined by 1.7 percentage points (cc) due to the impact of generic erosion, low prior-year production write-offs and increased royalties, mainly for Gilenya. R&D expenses as a percentage of net sales increased by 0.5 percentage points (cc) to support incremental investments in key projects in Specialty Care and Oncology. Marketing & Sales and General & Administration expenses improved 0.3 percentage points (cc) as continuing productivity efforts offset additional investments in new product launches. Other Income and Expense, net increased by 0.9 percentage points (cc), mainly due to favorable divestment income in the same period last year.

Nine months

Net sales
Pharmaceuticals delivered net sales of USD 23.9 billion (0%, +3% cc) in the first nine months, driven by strong volume growth (+9 percentage points) and pricing (+1 percentage point), offset by the impact of generic competition (USD 1.7 billion, -7 percentage points).

Europe (USD 8.1 billion, +6% cc) benefited from the continued strong performance of growth products. The US (USD 7.7 billion, -2% cc) was impacted by generic competition to Diovan HCT and Zometa. Japan’s performance (USD 2.5 billion, +2% cc) improved versus prior year due to new launches. Latin America and Canada (USD 2.2 billion, +5% cc) maintained solid growth rates despite generic entries. Emerging Growth Markets (USD 5.7 billion, +8% cc) grew strongly.

Operating income
Operating income was USD 7.4 billion (-4%, 0% cc) for the first nine months. Adjustments to arrive at core operating income amounted to USD 27 million, mainly due to the amortization of intangible assets of USD 208 million offset by divestment gains of USD 188 million. Prior-year adjustments included USD 258 million for the amortization of intangible assets and net exceptional items.

Core operating income declined 7% (-2% cc) to USD 7.4 billion. Core operating income margin in constant currencies declined by 1.6 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.3 percentage points to 30.9% of net sales.

Gross margin declined by 0.8 percentage points (cc) mainly due the impact of generic erosion,  increased royalties, principally for Gilenya. R&D expenses as a percentage of net sales increased by 1.1 percentage points (cc) to support key projects. Marketing & Sales and General & Administration expenses improved margin by 0.5 percentage points (cc). Other Income and Expense, net increased by 0.2 percentage points (cc).

Pharmaceuticals product review

All comments below focus on third quarter movements.

PRIMARY CARE
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	835	969	-14	-8	2 681	3 425	-22	-17
Exforge	359	336	7	11	1 084	991	9	13
Subtotal Valsartan Group	1 194	1 305	-9	-3	3 765	4 416	-15	-10
Tekturna/ Rasilez	77	75	3	3	231	302	-24	-22
Subtotal Hypertension	1 271	1 380	-8	-3	3 996	4 718	-15	-11
Galvus	316	230	37	46	872	655	33	41
Xolair	151	135	12	13	440	374	18	20
Arcapta Neohaler/Onbrez Breezhaler	49	34	44	57	139	96	45	49
Seebri Breezhaler	15	0	nm	nm	33	0	nm	nm
Total strategic franchise products	1 802	1 779	1	7	5 480	5 843	-6	-2
Established medicines	327	398	-18	-14	990	1 182	-16	-12
Total	2 129	2 177	-2	3	6 470	7 025	-8	-4
nm = not meaningful

Diovan Group (USD 835 million, -8% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw worldwide sales decline due to the loss of exclusivity in the EU, US, Canada and other markets, as well as the impact of the conflict of interest issue regarding valsartan IITs in Japan. Continued growth was seen in China and select markets in Latin America, Asia Pacific, the Middle East, and Africa. With respect to Diovan monotherapy in the US (62% of Diovan Group sales in the US in 2012), no generic competitor has yet been approved by the FDA. Diovan HCT, however, is already facing competition from multiple generic competitors in the US.

Exforge Group (USD 359 million, +11% cc), which includes Exforge and Exforge HCT, continued to grow at a double-digit rate, fueled by robust growth in Europe, Latin America, Asia Pacific, and the Middle East, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

Galvus Group (USD 316 million, +46% cc), which includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin, continued to deliver strong growth across markets including Europe, Japan, Latin America, and Asia Pacific. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus and Eucreas are currently approved in more than 110 countries. In October, the German Federal Joint Committee (G-BA) announced the results of its benefit assessment of Galvus and Eucreas, finding that they do not provide an additional benefit relative to sulphonylureas in combination with metformin. This decision is not consistent with the views of other Health Technology Assessment bodies and is the result of the German assessment process that limited its review to specific comparators.

Xolair (USD 151 million, +13% cc), currently approved in more than 90 countries as a treatment for moderate to severe or severe persistent allergic asthma, continued to grow strongly in Japan, Canada, and Latin America. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

Tekturna/Rasilez (USD 77 million, +3% cc) sales grew slightly following label updates in the EU and US in April 2012 and Japan in June 2012. Novartis voluntarily ceased the marketing of Valturna, a single-pill combination containing aliskiren (the active ingredient in Tekturna/Rasilez) and valsartan, in the US, as of July 2012.

Arcapta Neohaler/Onbrez Breezhaler (USD 49 million, +57% cc) continued to grow strongly worldwide as a once-daily treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease. Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in over 100 countries. The Q Family, which includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and the soon to be launched Ultibro Breezhaler, grew 103% (cc) in the third quarter.

ONCOLOGY
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 133	1 172	-3	-2	3 466	3 496	-1	0
Tasigna	315	261	21	25	914	707	29	33
Subtotal Bcr-Abl franchise	1 448	1 433	1	3	4 380	4 203	4	6
Sandostatin	401	383	5	7	1 173	1 123	4	7
Afinitor/Votubia	337	206	64	65	948	524	81	83
Exjade	212	198	7	9	649	633	3	4
Zometa	104	303	-66	-64	506	966	-48	-46
Femara	90	105	-14	-9	284	327	-13	-8
Jakavi	48	5	nm	nm	116	9	nm	nm
Other	78	82	-5	-7	233	243	-4	-5
Total	2 718	2 715	0	2	8 289	8 028	3	5
nm = not meaningful

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, reached USD 1.4 billion in sales (+3% cc) in the third quarter, driven by the growth of Tasigna.

Gleevec/Glivec (USD 1.1 billion, -2% cc) saw a slight decline in sales, despite loss of patent exclusivity in Brazil, Russia, Canada, Turkey and Mexico, and increased competition in the Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) indication. In addition to its indication as a targeted therapy for Ph+ CML, Gleevec/Glivec is also indicated as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST) and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST.

Tasigna (USD 315 million, +25% cc) continued to grow over previous year as a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Ph+ CML in the chronic phase or for adult patients in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec. Tasigna market share continues to rise in markets around the world in both the first-line and second-line settings.

Sandostatin (USD 401 million, +7% cc), a somatostatin analogue used to treat patients with acromegaly, as well as patients with symptoms of carcinoid syndrome associated with neuroendocrine tumors, continued to benefit from the increasing use of Sandostatin LAR in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 37 countries, with additional filings underway. Sandostatin LAR is also approved in 42 countries for the delay of disease progression in patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 337 million, +65% cc), an oral inhibitor of the mTOR pathway, continued strong growth following additional regulatory approvals and launches in HR+/HER2- advanced breast cancer, subependymal giant cell astrocytoma associated with tuberous sclerosis complex (TSC) and renal angiomyolipoma associated with TSC. Afinitor is also approved for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic neuroendocrine tumors. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 212 million, +9% cc), a once-daily oral therapy for chronic transfusional iron overload approved in more than 100 countries, saw sales increase due to strong performances in the US and Europe. Exjade is also approved for use in patients with non-transfusion-dependent thalassemia in more than 50 countries, with additional regulatory filings underway.

Zometa (USD 104 million, -64% cc), used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated due to the loss of exclusivity and consequential generic competition.

Jakavi (USD 48 million) grew as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 50 countries, including EU member states, Canada, Australia, Mexico and Argentina, with additional regulatory filings underway. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

SPECIALTY CARE

Neuroscience
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	518	316	64	63	1 407	846	66	66
Exelon/Exelon Patch	253	255	-1	1	782	784	0	1
Comtan/Stalevo	101	124	-19	-15	298	416	-28	-25
Extavia	39	40	-3	-4	122	115	6	4
Other (including Fanapt)	21	16	31	37	57	51	12	14
Total strategic franchise products	932	751	24	25	2 666	2 212	21	21
Established medicines	112	118	-5	0	332	365	-9	-5
Total	1 044	869	20	21	2 998	2 577	16	18

Gilenya (USD 518 million, +63% cc) continued to show rapid growth as the first once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients. Gilenya has been shown to address all four measures of efficacy in MS – annualized relapse rate, physical disability, MRI activity and brain volume loss – and is the only oral disease modifying therapy with proven superior relapse reduction versus an active comparator and proven high, early, consistent and sustained reductions of brain volume loss to impact long-term disability. Gilenya is now approved in over 75 countries, and it is estimated that it has been used to treat more than 78,500 patients in clinical trials and the post-marketing setting. Total patient exposure is now more than 101,000 patient years. With the approval of new oral treatments in the US and, more recently, in Europe, the size of the oral market is expected to continue to increase.

Exelon/Exelon Patch (USD 253 million, +1% cc) combined sales grew slightly in the third quarter. Exelon Patch, the transdermal form of the medicine, grew 5% (cc) and generated 94% of total Exelon sales in the quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 85 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. In the US, the FDA expanded the approved indications for Exelon Patch to include the treatment of patients with severe Alzheimer’s disease. In Europe, the high-dose patch (15cm2) for mild-to-moderate AD was launched in several markets in the second quarter, which contributed to third quarter sales growth. Exelon Patch is beginning to face competition from generic 5 cm2 and 10 cm2 patches in Europe.

Ophthalmics
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	581	593	-2	-1	1 753	1 764	-1	1
Other	14	19	-26	-28	47	67	-30	-28
Total	595	612	-3	-2	1 800	1 831	-2	-1

Lucentis (USD 581 million, -1% cc) delivered double-digit volume growth in the third quarter, offset by a negative pricing impact, mainly due to one-time reductions required to secure reimbursement for new indications. Together with competitive pressure in certain markets, this resulted in slightly lower sales than in the previous-year quarter. However, sales were up over the second quarter. Lucentis is licensed for wet age-related macular degeneration, visual impairment due to macular edema secondary to retinal vein occlusion, and visual impairment due to choroidal neovascularization secondary to pathologic myopia. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	179	198	-10	-4	555	605	-8	-4
Myfortic	159	148	7	11	478	415	15	19
Zortress/Certican	66	54	22	21	186	152	22	24
Ilaris	31	18	72	73	82	53	55	57
Other	111	96	16	14	320	293	9	9
Total strategic franchise products	546	514	6	9	1 621	1 518	7	10
Everolimus stent drug	40	44	-9	-11	201	211	-5	-5
Established medicines	193	252	-23	-23	659	831	-21	-20
Total	779	810	-4	-2	2 481	2 560	-3	-1

Zortress/Certican (USD 66 million, +21% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate strong growth. It is also approved for liver transplant patients in the EU, US, and other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 31 million, +73% cc) continued to grow strongly as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries. It is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU.

Critical Care
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
TOBI	109	75	45	46	299	227	32	32
Total	109	75	45	46	299	227	32	32

TOBI (USD 109 million, +46% cc) sales, including both TOBI nebulizer solution and TOBI Podhaler dry powder formulations of the antibiotic tobramycin for the management of cystic fibrosis patients with Pseudomonas aeruginosa bacteria in their lungs, grew strongly in the third quarter. TOBI Podhaler contributed 39% of total sales.

Alcon
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD	USD	cc
Net sales	2 539	2 460	3	6	7 841	7 649	3	5
Operating income	251	360	-30	-15	1 060	1 142	-7	6
As % of net sales	9.9	14.6			13.5	14.9
Core operating income	874	923	-5	1	2 843	2 799	2	7
As % of net sales	34.4	37.5			36.3	36.6

Third quarter

Net sales
Alcon net sales were up 3% (+6% cc) to USD 2.5 billion in the third quarter, driven by strong growth in the Surgical franchise.

Surgical franchise growth (+5%, +9% cc) was driven by the Cataract segment, with the continued procedural market rebound and overall market share gains, as well as by continued demand for LenSx femtosecond laser technology. Ophthalmic Pharmaceuticals franchise growth (+3%, +5% cc) was driven by market share gains across fixed dose combination glaucoma and Infection/Inflammation products, offset by US generic prostaglandin competition. Vision Care grew 1% (+3% cc), with solid sales in contact lenses offset by flatness in sales of contact lens care products.

Regionally, sales growth was led by a strong performance across all franchises in Asia (+9%, +12% cc) and the Surgical business in Latin America (+5%, +18% cc). Sales growth was also strong in North America (+5%, +5% cc) and Japan (-18%, +4% cc). Europe, the Middle East and Africa (+6%, +3% cc) had moderate sales growth with strength in the Surgical business. Emerging Growth Markets continued to show strong performance (+8%, +12% cc) driven by the Cataract segment.

Operating income
Operating income (-30%, -15% cc) was USD 251 million. Currency had a negative impact of 15 percentage points mainly due to the weakening yen. Adjustments to arrive at core operating income amounted to USD 623 million, which included USD 498 million for the amortization of intangible assets, USD 21 million for the impairment of intangible assets and plant, property and equipment, USD 74 million for acquisition related restructuring and integration costs, and USD 30 million for other net costs. These adjustments were USD 60 million higher than in the prior year mainly due to higher integration costs, restructuring charges and incremental amortization charges.

Core operating income of USD 874 million was down 5% (+1% cc). Core operating income margin in constant currencies decreased by 1.8 percentage points; currency had a negative impact of 1.3 percentage points, resulting in a net decrease of 3.1 percentage points to 34.4% of net sales.

Core margin declined mainly due to one-time other revenues from royalties in the prior year as well as several favorable accounting adjustments in General & Administration and other income and expenses in the prior-year quarter. Marketing & Sales expenses, which represented 23.7% of net sales, decreased by 0.9 percentage points (cc) compared to the prior-year quarter, but increased versus the first half of 2013 due to investment in new product launches. Investments in R&D represented 9.4% of net sales, consistent with prior year.

Nine months

Net sales
Alcon net sales were USD 7.8 billion (+3%, +5% cc) for the first nine months. The Surgical franchise grew 3% (+6% cc), driven by procedure growth, market share gains, and demand for LenSx femtosecond technology. Ophthalmic Pharmaceuticals growth (+2%, +5% cc) was due to broad market share gains across key segments but impacted by generic competition in the Glaucoma segment. Vision Care grew 2% (+3% cc), as sales growth in contact lenses was balanced by softness in contact lens care.

Operating income
Operating income of USD 1.1 billion was down 7% in USD but up 6% in constant currencies, driven by sales growth and productivity gains, partially offset by integration and restructuring costs. Adjustments to arrive at core operating income amounted to USD 1.8 billion, consisting of USD 1.5 billion for the amortization of intangible assets, USD 61 million for the impairment of intangible assets and property, plant, and equipment, USD 209 million of acquisition-related integration costs and USD 41 million of other net exceptional charges.

Alcon increased core operating income by 2% (+7% cc) to USD 2.8 billion, delivering operating leverage for the first nine months. Core operating income margin in constant currencies increased by 0.7 percentage points; currency had a negative impact of 1.0 percentage point, resulting in a net decrease of 0.3 percentage points to 36.3% of net sales.

Alcon product review

All comments below focus on third quarter movements.

Surgical
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	713	685	4	8	2 211	2 155	3	5
IOLs - Cataract	303	294	3	7	964	948	2	5
Vitreoretinal products	146	139	5	10	431	420	3	7
Refractive/Other	60	49	22	23	198	173	14	16
Total	919	873	5	9	2 840	2 748	3	6

Global Surgical sales in the third quarter grew to USD 919 million (+5%, +9% cc) and were driven by growth in Cataract products, sales of LenSx, and vitreoretinal disposables. Exiting a soft first quarter, Cataract products sales grew as a result of accelerated procedural market growth over the last two quarters. Additionally, sales of intraocular lenses (+3%, +7% cc) grew ahead of the market and sales of advanced technology intraocular lenses (ATIOLs) (-2%, +4% cc) were driven primarily by continued penetration of toric ATIOLs, partially offset by price erosion.

Ophthalmic Pharmaceuticals
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	321	314	2	5	950	955	-1	2
Allergy/Otic/Nasal	206	208	-1	-1	766	715	7	10
Infection/Inflammation	247	232	6	10	756	749	1	2
Dry Eye/Other	216	209	3	5	653	634	3	4
Total	990	963	3	5	3 125	3 053	2	5

Global sales of Ophthalmic Pharmaceuticals products totaled USD 990 million (+3%, +5% cc) in the third quarter. In Glaucoma, the positive US response to Simbrinza, overall pricing discipline, and continued non-US growth (0%, +5% cc) driven by fixed dose combinations DuoTrav and Azarga was partially offset by US generic prostaglandin competition.

Allergy/Otic/Nasal sales were impacted by US distributor buying patterns in the Otic franchise. In the Infection/Inflammation segment, growth was driven by the Nevanac and Tobradex franchises. Dry Eye continued to show global growth in the Systane product family (+3%, +6% cc).

Market access for Jetrea, a first-in-class treatment for vitreo-macular traction and macular hole, continues to make significant progress. In the UK, NICE confirmed its positive recommendation to the NHS with final written guidance expected in the fourth quarter of 2013. In Germany, IQWIG assessed the additional benefit of Jetrea versus standard of care as "major" for patients with mild symptoms and “significant” for patients with moderate-to-severe symptoms. The final decision of the German joint federal committee is expected to come in the fourth quarter.

Vision Care
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	456	438	4	6	1 357	1 308	4	6
Contact lens care	174	186	-6	-3	519	540	-4	-2
Total	630	624	1	3	1 876	1 848	2	3

Vision Care global product sales were USD 630 million (+1%, +3% cc). Contact lens performance was driven by the continued strong global growth of AirOptix (+8%, +11% cc). The Dailies brand showed continued growth in the US driven by the market response to the Dailies Total1 offering. Sales of contact lens care products (-6%, -3% cc) were mixed, driven by strength in ClearCare offset by declines in contact lens care tail brands.

Sandoz
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 273	2 044	11	11	6 748	6 315	7	7
Operating income	242	250	-3	2	752	807	-7	-5
As % of net sales	10.6	12.2			11.1	12.8
Core operating income	377	358	5	8	1 168	1 089	7	8
As % of net sales	16.6	17.5			17.3	17.2

Third quarter

Net sales
Sandoz net sales increased by 11% (+11% cc) to USD 2.3 billion in the third quarter. Volume grew 17 percentage points, including 4 percentage points contributed by Fougera, more than offsetting price erosion of 6 percentage points. The US, Western Europe (excluding Germany), emerging markets and biosimilars all delivered strong double-digit sales growth.

US retail generics and biosimilars sales (USD 665 million, +12% cc) showed strong growth, driven by a first-to-market launch of metronidazole 1% topical gel (Metrogel®) and authorized generics of temozolomide (Temodar®) and azacitidine (Vidaza®), as well as a strong contribution from Fougera, which more than compensated for the high prior-year comparator with the authorized generic launch of valsartan HCT (Diovan HCT). Western Europe (excluding Germany) also saw retail generics and biosimilars sales grow at a strong double-digit rate (+13% cc). German sales (USD 302 million, +3% cc) increased, despite an estimated net market decline of 7%. Japan had its 23rd consecutive quarter of double-digit growth, with sales up 28% (cc) over the previous-year quarter. Emerging markets also grew strongly, led by Latin America (+23% cc), Asia (excluding Japan) (+14% cc), the Middle East and Africa (11% cc), and Central & Eastern Europe (+7% cc).

Sandoz continued to strengthen its leading global position in biosimilars (USD 106 million, +25% cc), achieving its second straight quarter of biosimilars sales of over USD 100 million. Strong double-digit sales growth in biosimilars was driven by continued momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment. Zarzio is now the most prescribed filgrastim in Europe after overtaking its reference product (Neupogen®) and market leader (Granocyte®).

Operating income
Operating income decreased by 3% (+2% cc) to USD 242 million. Operating income margin in constant currencies decreased by 1.0 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.6 percentage points to 10.6% of net sales.

Adjustments to arrive at core operating income amounted to a net expense of USD 135 million, due to the amortization of intangible assets of USD 102 million, impairments of USD 17 million and USD 16 million of provisions for legal matters.

Core operating income increased 5% (+8% cc) to USD 377 million. The difference between reported and core operating income growth was mainly driven by an exceptional income in the previous year. Core operating income margin in constant currencies decreased by 0.4 percentage points, mainly driven by the very high-margin authorized generic launch of valsartan HCT in the prior-year quarter; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.9 percentage points to 16.6% of net sales.

Gross margin decreased by 2.8 percentage points (cc) in the quarter. Marketing & Sales expenses decreased by 0.4 percentage points (cc), reflecting productivity improvements in established markets, partly offset by investments into strongly growing businesses. R&D expenses decreased by 0.5 percentage points (cc) as overall investments grew slower than sales in the third quarter despite the continued ramp-up of investments into biosimilars and respiratory pipeline products. General & Administration expenses decreased by 0.3 percentage points (cc) due to cost management. Other Income and Expense, net decreased by 1.2 percentage points (cc) due to lower net costs of litigation and legal settlements as well as various other income.

Nine months

Net sales
Net sales increased by 7% (+7% cc) to USD 6.7 billion as a result of double-digit retail generics and biosimilars sales increases in Western Europe (excluding Germany) (+13% cc), Central & Eastern Europe (+11% cc), Latin America (+18% cc), Asia (excluding Japan) (+12% cc) and the Middle East and Africa (15% cc). Japan (+21% cc) also grew strongly. The US (+5% cc) delivered solid growth, as the acquisition of Fougera more than compensated for the decline in enoxaparin sales (which fell from USD 366 million in 2012 to USD 162 million in 2013) and the authorized generics launch of valsartan HCT in 2012. German retail generics and biosimilars sales grew 2% (cc) in a declining market. Biosimilars sales grew 22% (cc) to reach USD 301 million globally.

Volume increased 17 percentage points, including 6 percentage points contributed by Fougera. Price erosion was 10 percentage points, driven primarily by higher prior-year pricing for enoxaparin.

Operating income
Operating income decreased by 7% (-5% cc) to USD 752 million. Operating income margin in constant currencies decreased by 1.4 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.7 percentage points to 11.1% of net sales, driven by USD 95 million of legal provisions and the prior-year valsartan HCT launch.

Adjustments to arrive at core operating income amounted to a net expense of USD 416 million, mainly due to USD 304 million for the amortization of intangible assets, USD 20 million for impairments of intangible assets and the above mentioned USD 95 million for legal provisions.

Core operating income grew by 7% (+8% cc) to USD 1.2 billion. The difference between reported and core operating income growth was driven by higher exceptional items compared to the previous year. Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.1 percentage points to 17.3% of net sales.

Gross margin decreased by 0.2 percentage points (cc). Marketing & Sales expenses increased by 0.3 percentage points (cc), driven by investments into strongly growing businesses in emerging markets and in Fougera. R&D expenses decreased by 0.3 percentage points (cc) as overall investments grew slower than sales despite the continued ramp-up of investments into biosimilars and respiratory pipeline products. General & Administration expenses were flat (cc). Other Income and Expense, net decreased by 0.4 percentage points (cc) due to higher various other incomes.

Vaccines and Diagnostics
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	594	582	2	1	1 332	1 230	8	8
Operating income/loss	33	-22	nm	nm	-207	-291	29	28
As % of net sales	5.6	-3.8			-15.5	-23.7
Core operating income/loss	90	34	165	145	-28	-174	84	83
As % of net sales	15.2	5.8			-2.1	-14.1
nm = not meaningful

Third quarter

Net sales
Net sales were up 2% (+1% cc) to USD 594 million for the third quarter compared to USD 582 million in the prior-year period. Growth was driven by Menveo sales, partially offset by a later start to the supply for the US flu season with over 21 million doses of seasonal influenza vaccines shipped to US customers.

Operating income/loss
Reported operating income was USD 33 million for the quarter compared to a loss of USD 22 million for the same period in 2012.

Adjustments to arrive at core operating income amounted to USD 57 million related to the amortization of intangible assets. Prior-year adjustments amounted to USD 56 million.

Core operating income for the quarter was USD 90 million compared to an income of USD 34 million for the 2012 period. The improvement in core operating income was driven by higher sales and improved gross margin.

Nine months

Net sales
Net sales increased 8% (+8% cc) to USD 1.3 billion for the first nine months compared to USD 1.2 billion for the prior-year period. The sales increase was driven by bulk pediatric shipments, US and UK pre-pandemic contracts, as well as Menveo sales growth.

Operating loss
Reported operating loss was USD 207 million compared to a loss of USD 291 million in 2012.

Adjustments to arrive at core operating loss amounted to USD 179 million, including USD 171 million for the amortization of intangible assets. This compares to adjustments of USD 117 million in the prior-year period, which benefited from an exceptional licensing settlement of USD 56 million.

Core operating loss was USD 28 million compared to a loss of USD 174 million for the 2012 period. The reduction in core operating loss was driven by strong sales growth.

Consumer Health
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 039	938	11	12	3 030	2 774	9	10
Operating income	90	48	88	99	130	60	117	119
As % of net sales	8.7	5.1			4.3	2.2
Core operating income	110	77	43	49	238	136	75	77
As % of net sales	10.6	8.2			7.9	4.9

Third quarter

Net sales
Consumer Health sales increased 11% (+12% cc) to USD 1.0 billion in the third quarter, mainly driven by strong performance of key brands globally and product re-launches in the US.

OTC continued to deliver double-digit sales growth (cc) in the quarter, driven by its two largest brands globally (Voltaren and Otrivin), and re-launches of key brands in the US (Excedrin, Lamisil, Triaminic and Benefiber) as well as NeoCitran in Canada. Following a recent re-launch, Benefiber is successfully regaining distribution levels and significant market share in the US. Theraflu will not re-launch in North America this year because OTC is taking the necessary time to ensure that the manufacturing of the brand by a third party meets Novartis quality standards.

Contributing to OTC’s strong sales performance was broad-based double-digit growth in Emerging Growth Markets, including China, Russia and Turkey. Voltaren once again delivered double-digit sales growth, with further launches of the extra-strength and extended-relief (12 hours) formulation, now available in 15 European countries. Notably, the brand also tripled its market share in Japan. OTC’s skin irritation treatment Fenistil also grew at a high double-digit rate, driven by strong seasonal demand in Russia and Germany.

Animal Health delivered mid-single-digit growth (cc) in the third quarter. Sentinel, a companion animal parasiticide product, continued to gain market share since resuming shipments in North America from the Lincoln, Nebraska, manufacturing facility. In Europe, after adjusting for the impact of a minor divestment in 2012, the business delivered mid-single digit growth, led by strong performance of Milbemax, the number one de-wormer for cats and dogs in Europe. Key companion animal therapeutic products such as Atopica, for atopic dermatitis, and Onsior, a non-steroidal anti-inflammatory drug, continued to deliver strong growth in the quarter.

Operating income
Operating income amounted to USD 90 million compared to USD 48 million in the prior-year quarter, as gross margin from incremental sales was partially offset by commercial investment behind the growth of key brands and product re-launches. Operating income margin in constant currencies increased by 4.0 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net increase of 3.6 percentage points to 8.7% of net sales.

Adjustments to arrive at core operating income amounted to USD 20 million (2012: USD 29 million), consisting mainly of the amortization of intangible assets and Lincoln restructuring costs.

Core operating income increased 43% (+49% cc) to USD 110 million. Core operating income margin in constant currencies increased by 2.7 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 2.4 percentage points to 10.6% of net sales.

Lower current-year costs to upgrade quality at the Lincoln manufacturing facility and higher revenues generated a gross margin increase of 2.4 percentage points (cc). Marketing & Sales expenses increased by 1.0 percentage point (cc) behind investments to support the re-launch of products as well as to drive growth of key brands and emerging markets. R&D expenses increased by 0.2 percentage points (cc) and General & Administration expenses decreased by 0.3 percentage points (cc). Other Income and Expense had a positive margin effect of 1.2 percentage points (cc).

Nine months

Net sales
Consumer Health returned to growth in the first nine months as sales increased 9% (+10% cc) to USD 3.0 billion, driven by both the OTC and Animal Health businesses.

OTC sales grew double-digit versus the prior-year period, mainly due to product re-launches in the US, new product launches globally, the ability to increase price behind strong brands, and a focus on priority brands around the world. Double-digit sales growth continued in emerging markets, particularly in China and Russia.

Voltaren delivered double-digit sales growth (cc), supported by continued success of the extra-strength and extended-relief (12 hours) formulation. Theraflu and Otrivin also achieved double-digit growth, supported by a strong cough/cold season in Russia and Poland. Excedrin continued to regain momentum following US re-launches in the fourth quarter of 2012 and the first quarter of 2013.

Animal Health delivered mid-single-digit growth (cc) over the prior-year period, driven by the Sentinel re-launch in the US market in the beginning of the second quarter. In Europe, after adjusting for the impact of a minor divestment in 2012, the business grew at a mid-single-digit rate, led by strong sales of Milbemax. Denagard, an anti-infective for pigs and poultry, continued to drive growth across several markets with particularly strong results in the US and Southeast Asia. Emerging Growth Markets delivered high single-digit growth, led by Russia, India and Vietnam.

Operating income
Consumer Health reported operating income of USD 130 million for the first nine months compared to USD 60 million in the prior-year period. This increase of 117% (+119% cc) was driven by gross margin from incremental sales and higher income from divestments, partially offset by commercial investment behind re-launches and Lincoln restructuring expenses in the first quarter of 2013. Operating income margin in constant currencies increased by 2.2 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a margin of 4.3% of net sales.

Adjustments to arrive at core operating income amounted to USD 108 million, consisting mainly of the amortization and impairment of intangible assets and Lincoln restructuring costs. Prior-year adjustments amounted to USD 76 million.

Core operating income increased 75% (+77% cc) to USD 238 million. Core operating income margin in constant currencies increased 3.0 percentage points; currency had no impact, resulting in a core margin of 7.9% of net sales.

Lower current-year costs to upgrade quality at the Lincoln facility and higher revenues generated a gross margin increase of 2.6 percentage points (cc). Marketing & Sales expenses increased by 0.6 percentage points (cc) behind investments to support the re-launch of products as well as investments into key brands and Emerging Growth Markets. R&D expenses decreased by 0.1 percentage points (cc) and General & Administration expenses increased 0.3 percentage points (cc). Other Income and Expense, net increased core operating income margin by 1.2 percentage points (cc).

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Third quarter
Cash flow from operating activities in the third quarter amounted to USD 4.4 billion compared to USD 4.1 billion in the prior-year period. Increases in cash inflow from working capital contributed to this improvement over the prior year.

The cash outflow for investing activities was USD 0.8 billion compared to USD 2.0 billion in the year-ago period, which included USD 1.5 billion spent on the acquisition of Fougera Pharmaceuticals. Excluding the impact of this acquisition, the cash used for investing activities increased by USD 0.3 billion mainly due to slightly higher spending on property, plant and equipment and lower proceeds from disposals.

The cash flow used in financing activities amounted to USD 1.4 billion in the third quarter of 2013 compared to USD 2.1 billion in the prior-year period. The 2012 quarter included an additional repayment of financial debt of USD 1.7 billion, while the current-year quarter included an additional USD 1.0 billion of treasury share transactions to mitigate the impact of the exercise of options related to our employee participation programs earlier in the year.

Free cash flow of USD 3.5 billion for the third quarter was 1% above the previous year, mainly due to improved cash collection and inventory reduction, partially offset by increased spend on property, plant and equipment and by lower proceeds from disposals.

Nine months
The cash flow from operating activities in the first nine months of 2013 amounted to USD 8.7 billion compared to USD 9.6 billion in the prior-year period, mainly due to higher working capital requirements partially offset by lower tax and provision payments.

The cash outflow for investing activities was USD 0.7 billion compared to USD 3.1 billion in the prior-year period, mainly on account of higher acquisitions made in the prior year of USD 1.5 billion and higher proceeds from the sale of marketable securities of USD 1.3 billion in the current year. Capital expenditures on property, plant and equipment were USD 2.0 billion, up USD 0.3 billion over the prior-year period. These expenditures now amount to 4.6% of net sales, compared to 4.0% in the 2012 period.

The cash flow used in financing activities amounted to USD 7.3 billion in the first nine months, compared to USD 5.5 billion in the prior-year period. The 2013 amount included a dividend payment of USD 6.1 billion, compared to USD 6.0 billion in the 2012 period. In 2013 there was a further USD 1.2 billion cash outflow, mainly related to repayments of financial debts of USD 0.6 billion, as well as a net outflow of USD 0.5 billion for treasury share purchases. In comparison, in 2012 there was a net inflow of USD 0.5 billion, principally due to increased financial debt.

Free cash flow of USD 6.6 billion was 16% below the prior year. Aside from the significant currency impact, major reasons for the decline were receivables partially driven by collection timing and increased capital investments in manufacturing and research facilities.

Balance sheet

Assets
Total non-current assets amounted to USD 95.8 billion at September 30, 2013, compared to USD 96.2 billion at December 31, 2012. Goodwill increased slightly by USD 0.1 billion during the year, amounting to USD 31.2 billion or 33% of total non-current assets at September 30, 2013. Other intangible assets decreased by USD 1.8 billion since the beginning of the year to USD 28.5 billion as the amortization and impairment charges of USD 2.3 billion exceeded net additions of USD 0.5 billion.

Total current assets of USD 28.8 billion at September 30, 2013 increased by USD 0.8 billion compared to the prior year-end driven by increases in inventories, trade receivables and other current assets, partly offset by a reduction of USD 0.8 billion in cash, short-term deposits and marketable securities.

The Group has approximately USD 0.2 billion of cash in Venezuela, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential income statement financial result devaluation loss on its total intercompany balances with its subsidiaries in Venezuela, which at September 30, 2013 amounted to USD 0.3 billion.

Financial debt
Total short- and long-term financial debt, including derivatives, amounted to USD 18.8 billion at September 30, 2013 compared to USD 19.7 billion at December 31, 2012. Long-term debt decreased to USD 11.1 billion from USD 13.8 billion at December 31, 2012 mainly as a result of a reclassification of a USD 2.0 billion bond in March 2013 to short-term financial debt. Short-term borrowings increased to USD 7.7 billion at September 30, 2013 from USD 5.9 billion at December 31, 2012.

Liabilities
Other non-current liabilities amounted to USD 15.5 billion at September 30, 2013 compared to USD 17.1 billion at the prior year-end. During the year, trade payables have decreased by USD 0.5 billion and other current liabilities have increased by USD 0.6 billion to USD 5.1 billion and USD 13.1 billion respectively, at September 30, 2013.

Group equity
The Group’s total equity increased by USD 2.9 billion to USD 72.2 billion at September 30, 2013, compared to USD 69.3 billion at the end of 2012. This increase was mainly due to the net income for the first nine months of USD 7.2 billion, actuarial gains on defined benefit post-employment plans of USD 1.2 billion proceeds from the exercise of options related to our share-based compensation schemes and other transactions with employees of USD 1.7 billion, share-based equity compensation granted to associates of USD 0.8 billion and translation and other increases of USD 0.4 billion,  offset by the dividend payment of USD 6.1 billion, treasury share purchases of USD 2.2 billion made to mitigate the dilutive impact of share-based compensation scheme transactions.

Net debt and debt/equity ratio
The Group’s debt/equity ratio marginally improved to 0.26:1 at September 30, 2013 compared to 0.28:1 at December 31, 2012. The Group’s liquidity amounted to USD 7.3 billion at the end of the period, compared to USD 8.1 billion at December 31, 2012, and net debt decreased by USD 0.2 billion to USD 11.4 billion.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 144 in Pharmaceuticals.

Key developments in the third quarter of 2013 include:

New approvals and positive opinions

•
The EC approved once-daily Ultibro Breezhaler (indacaterol 85 mcg/glycopyrronium 43 mcg), as a maintenance bronchodilator treatment to relieve symptoms in adult patients with chronic obstructive pulmonary disease (COPD), following a positive opinion in the same quarter. Ultibro Breezhaler is the first once-daily, fixed-dose combination of both a long-acting beta 2-agonist (LABA) and a long-acting muscarinic antagonist (LAMA) bronchodilator to be approved in the EU, including as a first-line therapy, and was developed under the name QVA149.

•
The Japanese Ministry of Health, Labour and Welfare (MHLW) approved once-daily Ultibro Inhalation Capsules (glycopyrronium 50 mcg/indacaterol 110 mcg) administered via the Breezhaler device for relief of various symptoms due to airway obstruction in COPD.

•
The European Commission (EC) approved Ilaris (canakinumab) for the treatment of active systemic juvenile idiopathic arthritis (SJIA) in patients aged two years and older. Ilaris is the first interleukin-1 beta (IL-1 beta) inhibitor approved for SJIA and the only treatment approved specifically for SJIA that is given as a once-monthly subcutaneous injection. SJIA is a rare and disabling form of childhood arthritis characterized by spiking fever, rash and arthritis.

•
Lucentis (ranibizumab) was approved in Japan and Switzerland as a treatment for visual impairment due to choroidal neovascularization secondary to pathologic myopia, and in Japan for visual impairment due to macular edema secondary to branch- and central-retinal vein occlusion.

•
The EMA’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion to update the Votubia (everolimus) tablets label. The update includes approval of a new dispersible formulation of Votubia to better accommodate patients with subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis complex (TSC), including children who are unable to swallow tablets, as well as the Phase III EXIST-1 data further supporting the treatment of certain TSC patients with SEGA.

•
The FDA expanded the age indication for Menveo (meningococcal serogroup A, C, W-135 and Y conjugate vaccine) to include infants and toddlers from two months of age. With this approval, pediatricians can offer a single vaccine for protection against four of the five most common serogroups that cause meningococcal disease.

•
Alcon secured regulatory clearances in the US and EU to permit the launch of Centurion, a new cataract surgical platform which provides enhanced ocular safety through better fluidics control, and Verion, a cataract surgical planning system designed to facilitate the planning and execution of a cataract surgical procedure to enable better refractive outcomes for patients.

•
Alcon’s Allegretto WAVE Eye-Q 400Hz Excimer Laser received US approval for refractive surgery. The laser system includes a unique illumination system as an integral part of the device – along with a revised stability concept – that enables barrier-free treatment as well as reliable post-surgery examination of the patient’s cornea.

•
In Japan, the MLHW approved Alcon’s fixed combination eye drop AZARGA (timolol maleate/brinzolamide) for the treatment of elevated intraocular pressure associated with ocular hypertension or primary open angle glaucoma. This product reduces the treatment burden on patients to take multiple drugs separately throughout the day.

Regulatory submissions and filings

•
The FDA designated BYM338 (bimagrumab) a Breakthrough Therapy for the treatment of sporadic inclusion body myositis, a rare, yet potentially life-threatening, muscle-wasting condition. BYM338 is the third Novartis investigational treatment this year to receive Breakthrough Therapy designation.

•
Regulatory applications were filed in the US, EU and Switzerland for omalizumab in chronic spontaneous urticaria (CSU), based on data from nearly 1,000 patients included in the Phase III study program. Omalizumab is also sold as Xolair for treatment of moderate to severe or severe persistent allergic asthma.

•
Alcon filed two pre-market approval (PMA) applications with the FDA to support the ability to market advanced technology intraocular lenses (ATIOLs) in the US. The PMAs covered the AcrySof IQ ReSTOR 3.0D Toric IOL (T3-T6) and AcrySof IQ ReSTOR IOL 2.5D lenses. Additionally, in Europe, the CE Mark for AcrySof IQ ReSTOR 3.0D Toric IOL was expanded to include the T6 design.

Results from ongoing trials

•
Top-line results from the head-to-head Phase III FIXTURE trial of more than 1,300 moderate-to-severe plaque psoriasis patients showed superiority of AIN457 (secukinumab) to etanercept (Enbrel®) in clearing skin. AIN457 met all primary and pre-specified secondary endpoints in the trial, which is expected to support regulatory submissions in the fourth quarter of 2013.

•
Results from the Phase III ASTERIA I study showed that omalizumab was effective, safe and well tolerated in refractory chronic spontaneous urticaria (CSU) patients. CSU, also known as chronic idiopathic urticaria (CIU) in the US, is a persistent, debilitating form of hives and chronic itch. ASTERIA I is the final pivotal registration study for omalizumab in CSU to be announced. The data support the positive and consistent results from two previously reported Phase III registration studies of omalizumab in CSU (ASTERIA II and GLACIAL), which were presented at major medical congresses earlier this year.

•
Results from a new analysis of the Phase III RELAX-AHF study presented at the European Society of Cardiology (ESC) Congress demonstrated that RLX030 (serelaxin), our FDA designated Breakthrough Therapy in acute heart failure (AHF), consistently improved symptoms and mortality across multiple subgroups of patients. If approved, RLX030 would be the first significant treatment advance for AHF patients in 20 years.

•
New data presented at the European Respiratory Society Congress further demonstrated the efficacy of Ultibro Breezhaler (QVA149) in chronic obstructive pulmonary disease (COPD). First results from a pooled analysis of 4,891 COPD patients in the Phase III IGNITE clinical trial program (SHINE, ILLUMINATE and SPARK studies) showed that QVA149 provides superior, rapid and sustained improvements in lung function, and significantly reduced shortness of breath, compared to placebo, once-daily indacaterol maleate 150 mcg, glycopyrronium 50 mcg, open-label tiotropium 18 mcg and twice-daily salmeterol/fluticasone fixed dose combination 50 mcg/500 mcg. These improvements were maintained throughout the duration of the trials.

•
GLOW7 met its primary endpoint and demonstrated that at week 12, treatment with once-daily Seebri Breezhaler (glycopyrronium bromide) 50mcg increased trough FEV1 by 141 mL (p<0.001) compared to placebo, which was both clinically meaningful and statistically significant. This Phase III study was a 26-week randomized, double-blind, placebo-controlled, parallel group study to assess the efficacy, safety and tolerability of once-daily Seebri Breezhaler 50mcg compared to placebo in patients with moderate to severe COPD, to support registration in China. The full results will be presented at a Congress at a later date.

•
New data for Lucentis (ranibizumab) presented at the European Society of Retina Specialists (EURETINA) Congress included the VERO analysis of real-world treatment patterns for Lucentis (ranibizumab) and aflibercept (Eylea®) in wet age-related macular degeneration. VERO showed that physicians use the treatments in a similar way, giving patients an average of 4.9 injections of Lucentis and 5.2 injections of aflibercept. Additionally, a meta-analysis of 14 trials with 6,504 patients confirmed the well-established safety profile of Lucentis based on real-world experience and extensive clinical trials. New data also suggested that early treatment initiation with Lucentis may result in better vision gains in diabetic macular edema patients and in patients suffering from choroidal neovascularization secondary to pathologic myopia. Lucentis showed visual acuity improvements of nearly 14 letters with a median of two injections at one year.

•
New four-year data at the European Committee for Research and Treatment in Multiple Sclerosis (ECTRIMS) Congress from FREEDOMS and FREEDOMS extension studies showed that continued Gilenya (fingolimod) treatment reduced brain volume loss by one third when compared to delaying Gilenya by two years in multiple sclerosis (MS). Further analyses showed patients with MS with higher rates of brain volume loss were more likely to experience disease progression. Additional real-world patient data demonstrated the superiority of Gilenya on MS relapse rates, with a reduction in the risk of the annualized relapse rate and risk of relapse by around 50% compared to standard therapy with an interferon or glatiramer acetate treatment.

•
Data from the Phase III EVOLVE study showed that Afinitor (everolimus) did not extend overall survival compared to placebo in patients with locally advanced or metastatic hepatocellular carcinoma after progression on or intolerance to sorafenib. Novartis continues to study Afinitor in other diseases with high unmet needs, including gastrointestinal and lung neuroendocrine tumors, HER2 positive breast cancer, lymphoma, and tuberous sclerosis complex.

•
Alcon successfully completed the second pivotal study for investigational high-dose olopatadine ophthalmic solution. The study confirmed 24-hour duration of effectiveness and demonstrated statistical superiority to Pataday (olopatadine hydrochloride 0.2% solution) in treating itching associated with allergic conjunctivitis.

•
A second confirmatory study reinforced the efficacy of Alcon’s AL-60371, a new molecular entity, in treating otitis externa, or inflammation of the outer ear. The study also showed that AL-60371 accelerates time to relief from pain for patients with otitis externa.

Q3 2013 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Gleevec/Glivec	Imatinib	Pediatric Ph+ acute lymphoblastic leukemia	EU – July
IIaris	Canakinumab	Systemic juvenile idiopathic arthritis (SJIA)	EU – August
Lucentis	Ranibizumab	Visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV)	EU – July JP – August
Lucentis	Ranibizumab	Visual impairment due to macular edema secondary to retinal vein occlusion	JP – August
Ultibro Breezhaler	Indacaterol / glycopyrronium bromide	Chronic obstructive pulmonary disease (COPD)	EU – September JP – September
Xolair	Omalizumab	Pediatric, Dosing Table Expansion	JP – August

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
Ilaris	Gouty arthritis		Approved
- EMA approved in Feb. 2013
- Novartis is working with the FDA on next steps, following the Agency’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients

	SJIA	Approved	Approved		- FDA approved in May 2013 - EMA approved in August 2013
Exelon	Severe Alzheimer’s disease	Approved	Q4 2012
Lucentis	Visual impairment due to diabetic macular edema		Approved	Q1 2012
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)		Approved	Approved	- US filing on track for H1 2014
Ultibro Breezhaler (QVA149)	COPD		Approved	Approved	- EMA approved in September 2013 - US filing expected Q4 2014
RLX030 (serelaxin)	Acute heart failure	Q2 2013	Q4 2012		- EU submission Dec. 2012 - FDA breakthrough therapy designation, May 2013 - US submission May 2013 - Initiated RELAX-AHF-2, designed to replicate the mortality results from RELAX-AHF
Xolair	Chronic spontaneous urticaria (CSU)/Chronic idiopathic urticaria (CIU)	Q3 2013	Q3 2013		- US/EU submission July 2013

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
Ilaris	Secondary prevention of cardiovascular events	2016	III
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2014	III	Filing delayed to allow longer data follow- up
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III
	Diffuse large B-cell lymphoma	2015	III
	Hepatocellular cancer			EVOLVE 1 did not meet its primary endpoint of overall survival. No filings in this indication planned
AFQ056	Fragile X syndrome	2014	III
	Parkinson’s disease, L-dopa induced dyskinesia	2015	II	Discontinued due to lack of efficacy in recent phase II

AIN457 (secukinumab)	Psoriasis	2013	III	- Pivotal Phase III data to be presented at EADV in October 2013 - Regulatory submissions expected in Q4 2013
	Rheumatoid arthritis	2014	III
	Psoriatic arthritis	2014	III
	Ankylosing spondylitis	2014	III
	Multiple sclerosis (MS)	≥ 2017	II
	Uveitis	≥ 2017	II	- Positive proof of concept study presented at ARVO in May 2013
Aliskiren	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
AUY922	Solid tumors	≥ 2017	II
BAF312	Secondary progressive MS	≥ 2017	III	-
BCT197	COPD	≥ 2017	II
BEZ235	Solid tumors	≥ 2017	II
BGJ398	Solid tumors	≥ 2017	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2017	II
BKM120	Breast cancer	2015	III	- Phase III program in breast cancer enrolling
	Solid tumors	≥ 2017	I
BYL719	Solid tumors	≥ 2017	I
BYM338	Sporadic inclusion body myositis	2016	III	- FDA Breakthrough Therapy designation, Q3 2013
	Hip fracture	> 2017	II
CAD106	Alzheimer’s disease	≥ 2017	II
CTL019	Leukemia	2016	II
DEB025	Hepatitis C	≥ 2017	II	- Clinical development resumed in Q3/2013
Gilenya	Primary Progressive Multiple Sclerosis	2015	III
	Chronic inflammatory demyelinating polyneuropathy (CIDP)	2016	III
Jakavi	Polycythemia vera	2014	III	-
KAE609	Malaria	≥ 2017	II
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2014	III	- Filing delayed due to event rate
LCI699	Cushing’s	2016	II
LCQ908	Familial chylomicronemia syndrome	2014	III	- Phase III study recruitment completed
LCZ696	Chronic heart failure (reduced ejection fraction- REF)	2014	III	- Phase III outcomes study (PARADIGM-HF) is ongoing and fully enrolled
	Chronic heart failure (preserved ejection fraction- PEF)	≥ 2017	II
	Hypertension	2013	III	- Planned submission in Japan in Q4 2013
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥ 2017	I
	Medulloblastoma	≥ 2017	III

LDK378	ALK-positive advanced non-small cell lung cancer	2014	II	- FDA Breakthrough Therapy designation, Mar. 2013
LFF571	Clostridium difficile infection	≥ 2017	II
LGX818	BRAF mutant melanoma	2016	III	- Phase III study initiated
	Solid tumors	≥ 2017	II
LIK066	Type II diabetes	≥ 2017	II
LJM716	Solid tumors	≥ 2017	I
Lucentis	Choroidal neovascularization and macular edema	2016	II	- Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and myopic CNV
MEK162	NRAS mutant melanoma	2015	III	- Phase III study initiated
	Low-grade serous ovarian cancer	2016	III	- Phase III study initiated
	Solid tumors	≥2017	II
MEK162+LGX818	BRAF mutant melanoma	2016	III	- Phase III study initiated
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2017	II
QAX576	Allergic diseases	≥ 2017	II
QGE031	Allergic diseases	≥ 2017	II
QMF149	COPD	≥ 2017	II
	Asthma	≥ 2017	II
Signifor LAR1	Acromegaly	2013	III
	Cushing’s	2015	III
Tasigna	CML treatment free remission	≥ 2017	II
TKI258	Solid tumors	2016	II
1 Long-acting release

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Filed Advanced	- Filing occurred Aug. 2013 - Filing expected Oct. 2013
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Filed	- Filing occurred Aug. 2013 - Filing occurred Mar. 2013
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced	- Filings expected Q4 2013

AcrySof Cachet angle-supported phakic lens	Refractive	JP 2013	Advanced
Infiniti system upgrade	Cataract	JP 2012	Filed	- Approval expected Q4 2103
Intrepid IOL	Cataract	US 2014 EU 2013 JP 2014	Advanced Advanced Advanced	- EU CE Mark expected late Q4 2013
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Approved Approved Advanced	- US and EU Product launches expected Q4 2013 - Filing planed for Oct 2013
Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Approved Approved Advanced	- Approved June 2013 - Approved June 2013
LenSx Laser	Cataract	JP 2013	Filed	- Japan filing occurred Q1 2013
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Approved Approved Advanced	- Approved Apr 2013 - Approved Sep 2013
Allegretto EX-500 laser, new indication	Refractive	US 2013	Approved	- Approved Sep 2013
OPHTHALMIC PHARMACEUTICALS
Azorga	Glaucoma	JP 2012	Approved	- Approval occurred Sep. 2013
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Approved Filed	- US approval occurred in Q2 - EU filed Jun. 2013
Travatan, new formulation	Glaucoma	US 2013 EU 2012	Filed Filed	- Filed Jul. 2013 - Filed Dec. 2012
Jetrea	Retina	EU 2011 JP 2015	Approved Phase III	- Approved March. 2013
Nepafenac, new formulation	Anti-inflammatory	US 2011 EU 2012	Approved Approved	- Ilevro approved in Q4 2012 - Ilevro approved Q2 2013
Pataday, new formulation	Allergy	US 2014	Phase III
AL-60371	Otic infections	US 2013	Phase III	- Filing planned for Q4 2013
VISION CARE
Dailies Total1 lens	Contact lens	EU 2011 JP 2012 US 2011	Approved Approved Approved	- Launched 2012 - Approved in Japan in Q4 2012 - Launched Q2 2013
New toric lens design	Contact lens	US 2012 JP 2012	Approved Filed	- Dailies Aqua Comfort Plus US Approval Feb. 2013
New lens solution	Lens solution	US 2014 EU 2014 JP 2015	Advanced Advanced Advanced

Selected Vaccines and Diagnostics pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Approved	- Approved in EU - Approved in Australia - Under review in Canada and Brazil
Flucelvax	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	Approved by FDA
Menveo (US, infant)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants and toddlers, and young children	Complete	Approved	- Approved by FDA Aug. 2013 - Menveo now indicated from 2 months of age to 55 years old

Fluad (US)	Seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	III	- US Phase III study for older adults (>65 years) completed - Regulatory pathway agreed
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	II	- Phase III trial starts for adjuvanted (aQIV) and cell-based (QIVc) QIVs Q4 2013
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2015	II	- Phase III under evaluation
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	N/A	N/A	- H7N9 clinical study ongoing
Group B streptococcus	Prevention of group B streptococcus	≥2015	II
Staph. aureus	Prevention of Staphylococcus aureus	≥2015	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2015	I

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Third quarter  (unaudited)

	Q3 2013 USD m	Restated[1] Q3 2012 USD m	Change USD m

Net sales	14 338	13 807	531

Other revenues	220	232	-12

Cost of goods sold	-4 910	-4 575	-335

Gross profit	9 648	9 464	184

Marketing & Sales	-3 481	-3 393	-88

Research & Development	-2 419	-2 191	-228

General & Administration	-746	-693	-53

Other income	172	258	-86

Other expense	-503	-497	-6

Operating income	2 671	2 948	-277

Income from associated companies	161	81	80

Interest expense	-170	-178	8

Other financial income and expense	-62	-70	8

Income before taxes	2 600	2 781	-181

Taxes	-336	-364	28

Net income	2 264	2 417	-153

Attributable to:
Shareholders of Novartis AG	2 232	2 390	-158

Non-controlling interests	32	27	5

Average number of shares outstanding – Basic (million)	2 442	2 419	23

Basic earnings per share (USD)[2]	0.91	0.99	-0.08

Average number of shares outstanding – Diluted (million)	2 480	2 445	35

Diluted earnings per share (USD)[2]	0.90	0.98	-0.08

1 Q3 2012 Other income and Other expense have been restated by an additional USD 79 million expense (USD 59 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Nine months to September 30  (unaudited)

	9M 2013 USD m	Restated[1] 9M 2012 USD m	Change USD m

Net sales	42 842	41 845	997

Other revenues	626	648	-22

Cost of goods sold	-14 296	-13 669	-627

Gross profit	29 172	28 824	348

Marketing & Sales	-10 595	-10 501	-94

Research & Development	-7 155	-6 711	-444

General & Administration	-2 238	-2 149	-89

Other income	805	805

Other expense	-1 452	-1 476	24

Operating income	8 537	8 792	-255

Income from associated companies	446	385	61

Interest expense	-520	-525	5

Other financial income and expense	-50	-77	27

Income before taxes	8 413	8 575	-162

Taxes	-1 179	-1 214	35

Net income	7 234	7 361	-127

Attributable to:
Shareholders of Novartis AG	7 146	7 285	-139

Non-controlling interests	88	76	12

Average number of shares outstanding – Basic (million)	2 444	2 418	26

Basic earnings per share (USD)[2]	2.92	3.01	-0.09

Average number of shares outstanding – Diluted (million)	2 481	2 442	39

Diluted earnings per share (USD)[2]	2.88	2.98	-0.10

[1] 9M 2012 Other income and Other expense have been restated by an additional USD 238 million expense (USD 175 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Third quarter  (unaudited)

	Q3 2013 USD m	Restated[1] Q3 2012 USD m	Change USD m

Net income	2 264	2 417	-153

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	126	55	71

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	24	-36	60

Translation effects	755	501	254

Total of items to eventually recycle	905	520	385
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	141	-139	280

Comprehensive income	3 310	2 798	512

Attributable to:
Shareholders of Novartis AG	3 280	2 769	511

Non-controlling interests	30	29	1

1 Q3 2012 net income has been restated by an additional USD 59 million expense and net actuarial losses also decreased by USD 58 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

Nine months to September 30  (unaudited)

	9M 2013 USD m	Restated[1] 9M 2012 USD m	Change USD m

Net income	7 234	7 361	-127

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	233	88	145

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-2	-105	103

Translation effects	204	240	-36

Total of items to eventually recycle	435	223	212
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	1 160	-787	1 947

Comprehensive income	8 829	6 797	2 032

Attributable to:
Shareholders of Novartis AG	8 747	6 721	2 026

Non-controlling interests	82	76	6

[1] 9M 2012 net income has been restated by an additional USD 175 million expense and net actuarial losses decreased by USD 172 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

Condensed consolidated balance sheets  (unaudited)

	Sept 30, 2013 USD m	Restated[1] Dec 31, 2012 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	17 575	16 939	636

Goodwill	31 180	31 090	90

Intangible assets other than goodwill	28 532	30 331	-1 799

Financial and other non-current assets	18 537	17 827	710

Total non-current assets	95 824	96 187	-363

Current assets
Inventories	7 516	6 744	772

Trade receivables	10 502	10 051	451

Other current assets	3 413	3 090	323

Cash and cash equivalents, marketable securities, commodities and derivatives	7 339	8 119	-780

Total current assets	28 770	28 004	766

Total assets	124 594	124 191	403

Equity and liabilities
Equity attributable to Novartis AG shareholders	72 047	69 137	2 910

Non-controlling interests	132	126	6

Total equity	72 179	69 263	2 916

Non-current liabilities
Financial debts	11 119	13 781	-2 662

Other non-current liabilities	15 484	17 096	-1 612

Total non-current liabilities	26 603	30 877	-4 274

Current liabilities
Trade payables	5 079	5 593	-514

Financial debts and derivatives	7 656	5 945	1 711

Other current liabilities	13 077	12 513	564

Total current liabilities	25 812	24 051	1 761

Total liabilities	52 415	54 928	-2 513

Total equity and liabilities	124 594	124 191	403

[1] The December 31, 2012 balance sheet totals have been restated by a net USD 25 million reduction to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

Condensed consolidated changes in equity

Third quarter  (unaudited)

	Q3 2013 USD m	Q3 2012 USD m	Change USD m

Consolidated equity at July 1 (published)	69 628	64 241	5 387

Restatement due to IAS 19 (R) on Employee Benefits[1]		47	-47

Consolidated equity at July 1 (restated)	69 628	64 288	5 340

Comprehensive income	3 310	2 798	512

Purchase of treasury shares	-1 001	-69	-932

Increase in equity from exercise of options and employee transactions	1	33	-32

Equity-based compensation	275	218	57

Impact of change of ownership of consolidated entities	-1		-1

Change in non-controlling interests	-33	-17	-16

Consolidated equity at September 30	72 179	67 251	4 928

[1] See explanation on pages 36 and 71.

Nine months to September 30  (unaudited)

	9M 2013 USD m	9M 2012 USD m	Change USD m

Consolidated equity at January 1 (published)	69 219	65 940	3 279

Restatement due to IAS 19 (R) on Employee Benefits[1]	44	49	-5

Consolidated equity at January 1 (restated)	69 263	65 989	3 274

Comprehensive income	8 829	6 797	2 032

Purchase of treasury shares	-2 220	-469	-1 751

Increase in equity from exercise of options and employee transactions	1 679	380	1 299

Dividends related to shareholders of Novartis AG	-6 100	-6 030	-70

Equity-based compensation	814	633	181

Impact of change of ownership of consolidated entities	-10		-10

Change in non-controlling interests	-76	-49	-27

Consolidated equity at September 30	72 179	67 251	4 928

[1] See explanation on pages 36 and 71.

Condensed consolidated cash flow statements

Third quarter  (unaudited)

	Q3 2013 USD m	Restated[1] Q3 2012 USD m	Change USD m

Net income	2 264	2 417	-153

Reversal of non-cash items
Taxes	336	364	-28

Depreciation, amortization and impairments	1 219	1 232	-13

Change in provisions and other non-current liabilities	238	48	190

Net financial income	232	248	-16

Other	-26	-48	22

Net income adjusted for non-cash items	4 263	4 261	2

Interest and other financial receipts	85	114	-29

Interest and other financial payments	-160	-136	-24

Taxes paid	-409	-374	-35

Cash flows before working capital changes	3 779	3 865	-86

Payments out of provisions and other net cash movements in non-current liabilities	-214	-359	145

Change in net current assets and other operating cash flow items	814	560	254

Cash flows from operating activities	4 379	4 066	313

Purchase of property, plant & equipment	-798	-662	-136

Purchase of intangible, financial and other non-current assets	-131	-93	-38

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	93	192	-99

Acquisitions of businesses (incl. payment of contingent considerations)	-10	-1 515	1 505

Change in marketable securities, commodities and investment in associated companies	93	107	-14

Cash flows used in investing activities	-753	-1 971	1 218

Change in current and non-current financial debts	-374	-2 055	1 681

Treasury share transactions	-997	-36	-961

Other financing cash flows	-21	-26	5

Cash flows used in financing activities	-1 392	-2 117	725

Translation effect on cash and cash equivalents	52	15	37

Change in cash and cash equivalents	2 286	-7	2 293

Cash and cash equivalents at July 1	4 077	4 598	-521

Cash and cash equivalents at September 30	6 363	4 591	1 772

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 71.

Condensed consolidated cash flow statements

Nine months to September 30  (unaudited)

	9M 2013 USD m	Restated[1] 9M 2012 USD m	Change USD m

Net income	7 234	7 361	-127

Reversal of non-cash items
Taxes	1 179	1 214	-35

Depreciation, amortization and impairments	3 666	3 570	96

Change in provisions and other non-current liabilities	618	610	8

Net financial income	570	602	-32

Other	-171	-102	-69

Net income adjusted for non-cash items	13 096	13 255	-159

Interest and other financial receipts	606	671	-65

Interest and other financial payments	-541	-508	-33

Taxes paid	-1 571	-1 693	122

Cash flows before working capital changes	11 590	11 725	-135

Payments out of provisions and other net cash movements in non-current liabilities	-691	-897	206

Change in net current assets and other operating cash flow items	-2 175	-1 261	-914

Cash flows from operating activities	8 724	9 567	-843

Purchase of property, plant & equipment	-1 969	-1 678	-291

Purchase of intangible, financial and other non-current assets	-477	-415	-62

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	348	396	-48

Acquisitions of businesses (incl. payment of contingent considerations)	-42	-1 558	1 516

Change in marketable securities, commodities and investment in associated companies	1 443	116	1 327

Cash flows used in investing activities	-697	-3 139	2 442

Change in current and non-current financial debts	-587	649	-1 236

Dividends related to shareholders of Novartis AG	-6 100	-6 030	-70

Treasury share transactions	-530	-91	-439

Divestment and acquisition of non-controlling interests	4	-6	10

Other financing cash flows	-38	-53	15

Cash flows used in financing activities	-7 251	-5 531	-1 720

Translation effect on cash and cash equivalents	35	-15	50

Change in cash and cash equivalents	811	882	-71

Cash and cash equivalents at January 1	5 552	3 709	1 843

Cash and cash equivalents at September 30	6 363	4 591	1 772

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 71.

Notes to the Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2013  (unaudited)

1. Basis of preparation

These Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2013, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2012 Annual Report published on January 23, 2013.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2012 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2012 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

Impact of introducing revised accounting standard on Employee Benefits in 2013
 The Group introduced the revised IFRS accounting standard IAS 19 (R) “Employee Benefits”, on January 1, 2013. The principal impact of this is that the return on pension plan assets and the interest calculated on the defined benefit obligations now use the same interest rate reflecting the current market yield of high-quality corporate bonds. Previously the return on plan assets was calculated based on the higher long-term expected return on assets, so the adoption of the new accounting standard increases the annual cost of post-employment benefits included in Corporate Other Expense. It has also been required to restate for the amortization of previously unrecognized past service credits. As required by the new standard, the Group’s 2012 Consolidated Financial Statements have been retrospectively restated to reflect these changes. For the full year 2012, the impact of these restatements is an additional expense of USD 318 million before tax (USD 235 million after tax) and in the nine months to September 30, 2012 an additional expense of USD 238 million before tax (USD 175 million after tax), offset by a corresponding adjustment of the actuarial losses recognized in comprehensive income.

Furthermore, IAS 19 (R) requires the immediate recognition of past service costs in the Consolidated Income Statement, which were previously only recognized upon vesting. Accordingly, Novartis has restated its December 31, 2012 Consolidated Balance Sheet so that past service credits of USD 69 million, net were recognized against other non-current liabilities. The related tax impact amounted to USD 25 million.

3. Significant transactions

There were no significant acquisition or divestment transactions in the first nine months of 2013. The only significant acquisition transaction during 2012 occurred on July 20, 2012 when the Sandoz Division completed the acquisition of 100% of Fougera Pharmaceuticals, Inc., a specialty dermatology generics company based in Melville, New York, for USD 1.5 billion in cash. The final purchase price allocation resulted in net identified assets of USD 0.6 billion (excluding acquired cash) and goodwill of USD 0.9 billion. Results of operations since the acquisition date were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2013	2012	Change	Restated[1] 9M 2013 USD m	Restated[1] 9M 2012 USD m	Change USD m

Balance at beginning of year	2 421	2 407	14	69 137	65 893	3 244

Shares acquired to be held in Group Treasury	-26	-5	-21	-1 903	-240	-1 663

Other share purchases	-4	-3	-1	-317	-229	-88

Increase in equity from exercise of options and employee transactions	34	10	24	1 679	380	1 299

Equity-based compensation	10	10		814	633	181

Dividends				-6 100	-6 030	-70

Net income of the period attributable to shareholders of Novartis AG				7 146	7 285	-139

Other comprehensive income attributable to shareholders of Novartis AG				1 601	-564	2 165

Impact of change of ownership of consolidated entities				-10		-10

Balance at September 30	2 435	2 419	16	72 047	67 128	4 919

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained in detail on pages 36 and 71. For 2013 only consolidated equity at January 1, 2013 has been restated.

5. Consolidated income statements – Segmentation – Third quarter

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Restated[1] Q3 2012 USD m	Q3 2013 USD m	Restated[1] Q3 2012 USD m

Net sales to third parties	7 893	7 783	2 539	2 460	2 273	2 044	594	582	1 039	938			14 338	13 807

Sales to other segments	52	68	12	16	70	67	21	11	3	6	-158	-168

Net sales of segments	7 945	7 851	2 551	2 476	2 343	2 111	615	593	1 042	944	-158	-168	14 338	13 807

Other revenues	128	125	9	23	4	6	70	70	8	9	1	-1	220	232

Cost of goods sold	-1 644	-1 530	-1 195	-1 128	-1 408	-1 246	-419	-429	-438	-444	194	202	-4 910	-4 575

Gross profit	6 429	6 446	1 365	1 371	939	871	266	234	612	509	37	33	9 648	9 464

Marketing & Sales	-2 027	-2 014	-602	-605	-403	-372	-79	-78	-369	-324	-1		-3 481	-3 393

Research & Development	-1 759	-1 648	-270	-250	-187	-115	-123	-109	-80	-69			-2 419	-2 191

General & Administration	-263	-252	-149	-114	-88	-84	-32	-28	-74	-68	-140	-147	-746	-693

Other income	56	153	19	35	38	19	20	3	4	8	35	40	172	258

Other expense	-169	-154	-112	-77	-57	-69	-19	-44	-3	-8	-143	-145	-503	-497

Operating income	2 267	2 531	251	360	242	250	33	-22	90	48	-212	-219	2 671	2 948

as % of net sales	28.7%	32.5%	9.9%	14.6%	10.6%	12.2%	5.6%	-3.8%	8.7%	5.1%			18.6%	21.4%

Income from associated companies		-1			1		-1	1			161	81	161	81

Interest expense													-170	-178

Other financial income and expense													-62	-70

Income before taxes													2 600	2 781

Taxes													-336	-364

Net income													2 264	2 417

1 Q3 2012 Other income and Other expense have been restated by an additional USD 79 million expense (USD 59 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

Consolidated income statements – Segmentation – Nine months to September 30

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	Restated[1] 9M 2012 USD m	9M 2013 USD m	Restated[1] 9M 2012 USD m

Net sales to third parties	23 891	23 877	7 841	7 649	6 748	6 315	1 332	1 230	3 030	2 774			42 842	41 845

Sales to other segments	167	217	40	44	217	208	50	30	8	16	-482	-515

Net sales of segments	24 058	24 094	7 881	7 693	6 965	6 523	1 382	1 260	3 038	2 790	-482	-515	42 842	41 845

Other revenues	370	352	20	43	12	7	198	240	26	11		-5	626	648

Cost of goods sold	-4 882	-4 790	-3 592	-3 422	-3 996	-3 743	-1 067	-1 031	-1 309	-1 277	550	594	-14 296	-13 669

Gross profit	19 546	19 656	4 309	4 314	2 981	2 787	513	469	1 755	1 524	68	74	29 172	28 824

Marketing & Sales	-6 157	-6 224	-1 804	-1 852	-1 226	-1 133	-243	-246	-1 165	-1 050		4	-10 595	-10 501

Research & Development	-5 252	-4 909	-755	-746	-578	-499	-344	-348	-226	-209			-7 155	-6 711

General & Administration	-779	-780	-439	-382	-270	-250	-102	-100	-229	-200	-419	-437	-2 238	-2 149

Other income	382	497	28	41	65	50	46	6	57	20	227	191	805	805

Other expense	-377	-566	-279	-233	-220	-148	-77	-72	-62	-25	-437	-432	-1 452	-1 476

Operating income	7 363	7 674	1 060	1 142	752	807	-207	-291	130	60	-561	-600	8 537	8 792

as % of net sales	30.8%	32.1%	13.5%	14.9%	11.1%	12.8%	-15.5%	-23.7%	4.3%	2.2%			19.9%	21.0%

Income from associated companies		-2		16	2	3	2	4			442	364	446	385

Interest expense													-520	-525

Other financial income and expense													-50	-77

Income before taxes													8 413	8 575

Taxes													-1 179	-1 214

Net income													7 234	7 361

[1] 9M 2012 Other income and Other expense have been restated by an additional USD 238 million expense (USD 175 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of September 30, 2013 and December 31, 2012. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2012 Annual Report, published on January 23, 2013.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Sept 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	Sept 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	Sept 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	Sept 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	Sept 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m

Available-for-sale marketable securities
Debt securities	287	1 056	27	28					314	1 084

Equity securities	42	45			25	23			67	68

Fund investments					14	23			14	23

Total available-for-sale marketable securities	329	1 101	27	28	39	46			395	1 175

Time deposits with original maturity more than 90 days							400	1 240	400	1 240

Derivative financial instruments			69	140					69	140

Accrued interest on debt securities							3	12	3	12

Total marketable securities, time deposits and derivative financial instruments	329	1 101	96	168	39	46	403	1 252	867	2 567

Financial investments and long-term loans
Available-for-sale financial investments	557	302			350	359			907	661

Fund investments					37	13			37	13

Long-term loans and receivables, advances, security deposits							553	443	553	443

Total financial investments and long-term loans	557	302			387	372	553	443	1 497	1 117

Financial liabilities
Derivative financial instruments			-128	-162					-128	-162

Total financial liabilities at fair value			-128	-162					-128	-162

In the first nine months of 2013, there were no changes in the valuation techniques, no significant transfers from one level to the other, as well as no significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 13.6 billion at September 30, 2013 (USD 16.1 billion at December 31, 2012) compared to the balance sheet value of USD 12.8 billion (USD 14.8 billion at December 31, 2012). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.5 billion at September 30, 2013 (USD 1.1 billion at December 31, 2012).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Legal proceedings are inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 21, 2013 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the annual report.

Investigations
 In the first quarter of 2013, Novartis Vaccines and Diagnostics, Inc. (NVD) received a subpoena from the United States Attorney’s Office (USAO) for the District of Massachusetts requesting the production of documents relating to alleged quality issues at NVD’s Emeryville and Novartis Pharmaceuticals Corporation’s (NPC’s) Vacaville facilities in California in relation to antigens. NVD is cooperating with the investigation, which is civil and criminal in nature.

In 2011, NPC received a subpoena from the USAO for the Southern District of New York (SDNY) requesting the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The investigation is civil and criminal in nature. On April 26, 2013, the United States government brought a civil complaint in intervention to an individual qui tam action against NPC in the United States District Court for the SDNY which is related to the above investigation, asserting claims under the federal False Claims Act and under common law claiming violations of the federal anti-kickback statute with respect to speaker programs allegedly serving as mechanisms to provide kickbacks to healthcare professionals, seeking treble damages and civil penalties. On August 26, 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna. NPC contests the SDNY, New York State and individual claims, both as to alleged liability and amount of damages and penalties.

In 2012, NPC received a civil investigative demand (CID) from the USAO for the SDNY requesting information regarding its interactions with certain specialty pharmacies concerning certain NPC products. The investigation is civil in nature. On April 23, 2013, the United States government brought a civil complaint in intervention to a qui tam action against NPC in the United States District Court for the SDNY which is related to the above investigation, asserting claims under the federal False Claims Act and under common law claiming violations of the federal anti-kickback statute with respect to contractual discounts and rebates with pharmacies for Myfortic, seeking treble damages and civil penalties. NPC contests the government claims regarding Myfortic, both as to alleged liability and amount of damages and penalties. The USAO for the SDNY is continuing the civil investigation as to the marketing of products, including Gleevec, Gilenya, Exjade, Tasigna and Tobi, to specialty pharmacies. NPC is cooperating with that investigation.

In July 2013, NPC received a CID from the USAO for the SDNY requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. Novartis is cooperating with this civil investigation.

NPC is a defendant in a relator’s qui tam action in the United States District Court for the Eastern District of Pennsylvania asserting False Claims Act claims relating to certain alleged marketing practices involving Elidel. The government declined to intervene in the action. After having dismissed the original complaint, in Q2 2013 the court granted in part and denied in part NPC’s motion to dismiss the relator’s amended complaint, allowing the relator to file a more limited second amended complaint asserting claims under the False Claims Act solely as to certain allegations of off-label marketing, as well as claims under the laws of six states with certain time limitations. NPC is contesting the action.

In 2010, the European Commission (EC) conducted dawn raids at the Dutch and German offices of Sandoz. On October 18, 2011, the EC initiated proceedings against Sandoz BV, Novartis AG, Janssen-Cilag BV and Johnson & Johnson to assess whether contractual arrangements among Janssen-Cilag BV, Hexal BV and Sandoz BV may have had the object or effect of hindering the entry of generic Fentanyl patches in the Netherlands. On January 31, 2013, Sandoz BV and Novartis AG received a Statement of Objections from the EC. This document contains the EC’s preliminary view with respect to the issues in the case. Sandoz BV and Novartis AG filed a response to the Statement of Objections on April 22, 2013.

The Italian Competition Authority has opened an investigation to assess whether Novartis Farma S.p.A., Novartis AG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to prevent the commercialization of Avastin for ophthalmic use and preserve the market position of Lucentis in Italy.

Two former employees of Novartis Pharma K.K. (NPKK) have engaged in a conflict of interest in participating in five published Japanese post-registration researcher initiated Valsartan trials without proper disclosure of such participation in the trial publications. The Japanese Ministry of Health, Labor and Welfare established a Review Committee to investigate the facts and establish measures to prevent recurrence of similar events. It also required further actions, including an investigation by the government into allegations of exaggerated advertising by using data from these trials in promotion. None of these trials/studies were used for registration purposes. NPKK is cooperating with this investigation.

After reports of Chinese government investigations of competitors for alleged improper use of certain China-based travel agencies to reward health care providers, the Company is conducting an internal investigation concerning its local affiliates’ relationships with China-based travel agencies (and other vendors).

Zometa/Aredia product liability litigations
 NPC is a defendant in more than 600 cases brought in U.S. courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. The majority of US cases were initially centralized in two venues – a federal multidistrict proceeding for pretrial proceedings and a separate state court proceeding in New Jersey for pretrial proceedings and trial. Cases from the federal multidistrict proceeding are tried in plaintiff’s home jurisdictions after completion of pretrial proceedings. As of April 2011, new federal cases are no longer transferred to the multidistrict proceeding but proceed in the federal court in which they were filed. From the outset of the litigation, approximately 232 cases have been dismissed on pre-trial summary judgment or other dismissal motion, of which 15 remain on appeal.

Through the end of Q3 2013, judgment has been entered in favor of NPC in seven jury trials, six of which are now final, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. In the centralized proceedings juries awarded compensatory damages (averaging approximately USD 0.8 million in each case), no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. Five of the verdicts in favor of plaintiffs in the centralized litigation are not final given remaining post-trial and appeal options in each. In the one plaintiff’s verdict outside the centralized proceedings, the jury awarded USD 2.65 million in compensatory damages and no punitive damages.

Further trials are scheduled in 2014. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive of results in other cases.

Tekturna/Rasilez/Valturna product liability litigations
 NPC and certain other Novartis affiliates are defendants in four individual lawsuits brought in New Jersey, and one in Alberta, Canada, claiming that treatment with Tekturna, Rasilez and/or Valturna caused renal failure, kidney disease or stroke.

Solodyn antitrust class actions and FTC investigation
 Since July 22, 2013, twelve class action complaints have been filed against manufacturers of the brand drug Solodyn and its generic equivalents, including Sandoz Inc. The cases are currently pending in the United States District Court for the Eastern District of Pennsylvania, the District of Massachusetts and the District of Arizona. The plaintiffs purport to represent direct and indirect purchasers of Solodyn branded products and assert violations of federal and state antitrust laws, including allegations in connection with separate settlements by Medicis with each of the other defendants, including Sandoz Inc., of patent litigation relating to generic Solodyn. Plaintiffs seek, among other things, unspecified monetary damages and equitable relief. The conduct challenged in these cases is also the subject of a pending investigation by the Federal Trade Commission (FTC) in which Sandoz Inc. has cooperated in providing documents and other information in response to a CID.

Gatekeeper litigation: Resolved
 In an action in the United States District Court for the District of Massachusetts brought by Dana-Farber Cancer Institute, Inc. (Dana-Farber) against Gatekeeper Pharmaceuticals, Inc. (Gatekeeper) over the ownership of certain compounds, Gatekeeper asserted third party claims against Novartis Institutes for BioMedical Research, Inc. and other Novartis affiliates in which it is alleged that the Novartis entities tortiously interfered with Gatekeeper’s contractual relationship with Dana-Farber over those compounds. This case was resolved for a confidential amount in Q3 2013 that is not material to the Company.

Oriel litigation
 A complaint was filed in October 2013 in the Supreme Court-New York County by Shareholder Representative Services LLC, purportedly on its own behalf and in its capacity as representative of former shareholders of Oriel Therapeutics, Inc. (Oriel) against Sandoz Inc. and two affiliates and one current and one former officer of Sandoz AG. Plaintiffs assert various common law and statutory contract, fraud and negligent misrepresentation claims arising out of the Sandoz Inc. purchase of Oriel and seek USD 335 million in compensatory damages as well as certain rescissionary relief and punitive damages. The Company denies the allegations and intends to vigorously defend the case.

Average Wholesale Price litigation
 Claims have been brought by various U.S. state governmental entities against various pharmaceutical companies, including certain Sandoz entities, NPC and Alcon Laboratories, Inc., alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. Following appellate review, judgment was entered in favor of Sandoz on the claims against it in Kentucky. The cases brought by the states of Idaho and Alaska have been settled by NPC. Actions brought by the states of Illinois, Kansas, Louisiana, Mississippi, Utah and Wisconsin, remain pending against one or more Novartis companies.

NPC is also a defendant in a purported class action brought by private payors in New Jersey. Further trials may be scheduled for the remaining part of 2013 and into 2014.

Co-Pay Subsidy litigation: Voluntary dismissals by plaintiffs
 Four actions have been brought in the United States District Court for the District of New Jersey against NPC by union health insurance plans on their own behalf and on behalf of a purported class of private health benefit providers claiming that manufacturer co-pay subsidy programs for Diovan and Diovan HCT are undisclosed fraudulent schemes designed to interfere with health plans’ relationships with plan members and members’ contract co-pay obligations by inducing plan members to choose the subsidized drugs rather than less expensive alternatives. Similar cases have been filed against other manufacturers. Three actions allege violations of the Racketeer Influenced and Corrupt Organizations Act (RICO) and antitrust laws (Robinson-Patman Act). The fourth action alleges tortious interference with the union fund health care contracts. On August 23 and 27, 2013, the plaintiffs filed notices of voluntary dismissal without prejudice in all four actions.

Arbitration
 NPKK is a respondent and counter-claimant in an arbitration proceeding commenced by Sanofi K.K. relating to the termination of a co-promotion agreement in Japan of Equa (Galvus), which is used to treat type 2 diabetes.

In addition to the matters described above, there have been other procedural developments in the other potentially significant legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION  (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which do not take into account changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Q3 2012 USD m	Q3 2013 USD m	Restated[1] Q3 2012 USD m	Q3 2013 USD m	Restated[1] Q3 2012 USD m

Operating income	2 267	2 531	251	360	242	250	33	-22	90	48	-212	-219	2 671	2 948

Amortization of intangible assets	70	80	498	481	102	90	57	54	12	14		1	739	720

Impairments

Intangible assets	8	2	20	16	19	40			1	8			48	66

Other property, plant & equipment	-28	12	1		-2			1	-1	1			-30	14

Financial assets								1			2	10	2	11

Total impairment charges	-20	14	21	16	17	40		2		9	2	10	20	91

Acquisition-related items

- Expense			74	58		39					1	-1	75	96

Total acquisition-related items, net			74	58		39					1	-1	75	96

Other exceptional items

Exceptional divestment gains	-1	-57											-1	-57

Restructuring items

- Income		-6				-2				-6				-14

- Expense	13	18	25	4	1				8	1			47	23

Legal-related items

- Expense	28				16								44

Additional exceptional income	-14					-59							-14	-59

Additional exceptional expense	2	17	5	4	-1					11	34	30	40	62

Total other exceptional items	28	-28	30	8	16	-61			8	6	34	30	116	-45

Total adjustments	78	66	623	563	135	108	57	56	20	29	37	40	950	862

Core operating income	2 345	2 597	874	923	377	358	90	34	110	77	-175	-179	3 621	3 810

as % of net sales	29.7%	33.4%	34.4%	37.5%	16.6%	17.5%	15.2%	5.8%	10.6%	8.2%			25.3%	27.6%

Income from associated companies		-1			1		-1	1			161	81	161	81

Core adjustments to income from associated companies, net of tax											66	105	66	105

Interest expense													-170	-178

Other financial income and expense													-62	-70

Taxes (adjusted for above items)													-513	-547

Core net income													3 103	3 201

Core net income attributable to shareholders													3 071	3 174

Core EPS (USD)													1.26	1.31

1 Q3 2012 Other income and Other expense have been restated by an additional USD 79 million expense (USD 59 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	9M 2012 USD m	9M 2013 USD m	Restated[1] 9M 2012 USD m	9M 2013 USD m	Restated[1] 9M 2012 USD m

Operating income	7 363	7 674	1 060	1 142	752	807	-207	-291	130	60	-561	-600	8 537	8 792

Amortization of intangible assets	208	236	1 472	1 435	304	268	171	160	40	43	4	3	2 199	2 145

Impairments

Intangible assets	10	25	57	17	20	40		5	8	8			95	95

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1								33				34

Other property, plant & equipment	-25	26	4		-4			4	-1	2			-26	32

Financial assets	2	1					8	1			35	26	45	28

Total impairment charges	-12	52	61	17	16	40	8	10	40	10	35	26	148	155

Acquisition-related items

- Expense			209	181		39		3			1	3	210	226

Total acquisition-related items, net			209	181		39		3			1	3	210	226

Other exceptional items

Exceptional divestment gains	-188	-83										-51	-188	-134

Restructuring items

- Income	-12	-66				-8				-6			-12	-80

- Expense	37	206	36	13	2	2			28	2			103	223

Legal-related items

- Expense	28	19			95								123	19

Additional exceptional income	-36	-137	-12			-59		-56			-75		-123	-252

Additional exceptional expense	2	31	17	11	-1					27	75	85	93	154

Total other exceptional items	-169	-30	41	24	96	-65		-56	28	23		34	-4	-70

Total adjustments	27	258	1 783	1 657	416	282	179	117	108	76	40	66	2 553	2 456

Core operating income	7 390	7 932	2 843	2 799	1 168	1 089	-28	-174	238	136	-521	-534	11 090	11 248

as % of net sales	30.9%	33.2%	36.3%	36.6%	17.3%	17.2%	-2.1%	-14.1%	7.9%	4.9%			25.9%	26.9%

Income from associated companies		-2		16	2	3	2	4			442	364	446	385

Core adjustments to income from associated companies, net of tax				-16							233	196	233	180

Interest expense													-520	-525

Other financial income and expense[2]													-6	-77

Taxes (adjusted for above items)													-1 665	-1 677

Core net income													9 578	9 534

Core net income attributable to shareholders													9 490	9 458

Core EPS (USD)													3.88	3.91

[1] 9M 2012 Other income and Other expense have been restated by an additional USD 238 million expense (USD 175 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

[2] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q3 2013 Core results	Restated[5] Q3 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 648	716	20		7	10 391	10 263

Operating income	2 671	739	20	75	116	3 621	3 810

Income before taxes	2 600	805	20	75	116	3 616	3 748

Taxes[6]	-336					-513	-547

Net income	2 264					3 103	3 201

EPS (USD)[7]	0.91					1.26	1.31

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 910	716	20		7	-4 167	-3 776

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 419	23	28			-2 368	-2 199

General & Administration	-746				5	-741	-689

Other income	172		-34		-2	136	187

Other expense	-503		6	75	106	-316	-359

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	161	66				227	186

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense include principally net impairment charges of intangible assets and property, plant and equipment, mainly related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs.
[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT-related costs; Other income includes reversal of impairment charges related to property, plant and equipment; Other expense includes charges for transforming IT and finance processes.

5 Q3 2012 Other income and Other expense have been restated by an additional USD 79 million expense (USD 59 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1,016 million to arrive at the core results before tax amounts to USD 177 million. This results in the average tax rate on the adjustments being 17.4%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2013 Core results	Restated[5] 9M 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	29 172	2 130	28		33	31 363	30 991

Operating income	8 537	2 199	148	210	-4	11 090	11 248

Income before taxes	8 413	2 414	148	228	40	11 243	11 211

Taxes[6]	-1 179					-1 665	-1 677

Net income	7 234					9 578	9 534

EPS (USD)[7]	2.92					3.88	3.91

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-14 296	2 130	28		33	-12 105	-11 446

The following are adjustments to arrive at Core Operating Income

Research & Development	-7 155	65	67		-12	-7 035	-6 649

General & Administration	-2 238				17	-2 221	-2 138

Other income	805		-36		-283	486	452

Other expense	-1 452	4	89	210	241	-908	-907

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	446	215		18		679	565

Other financial income and expense	-50				44	-6	-77

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense include net impairment charges of intangible assets and property, plant and equipment, mainly related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs. Income from associated companies includes restructuring charges related to Roche.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development also includes a net decrease of a contingent consideration liability related to a business combination; General & Administration includes exceptional IT-related costs; Other income includes divestment gains and a reversal of a Corporate provision; Other expense includes a restructuring provision charge, increases in provisions for legal matters, and charges for transforming IT and finance processes; Other financial income and expense includes devaluation losses of USD 44 million related to Venezuela.

[5] 9M 2012 Other income and Other expense have been restated by an additional USD 238 million expense (USD 175 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2,830 million to arrive at the core results before tax amounts to USD 486 million. This results in the average tax rate on the adjustments being 17.2%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q3 2013 Core results	Q3 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 429	56			-2	6 483	6 528

Operating income	2 267	70	-20		28	2 345	2 597

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 644	56			-2	-1 590	-1 448

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 759	14	8			-1 737	-1 620

Other income	56		-29		-2	25	89

Other expense	-169		1		32	-136	-134

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes charges related to the reversal of an impairment charge of USD 29 million related to aliskiren production equipment for which an alternative use has been found; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites and a provision release of USD 14 million related to aliskiren; Other income includes reduction of restructuring charges; Other expense includes provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	9M 2013 Core results	9M 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	19 546	169			4	19 719	19 899

Operating income	7 363	208	-12		-169	7 390	7 932

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 882	169			4	-4 709	-4 547

The following are adjustments to arrive at Core Operating Income

Research & Development	-5 252	39	10			-5 203	-4 833

Other income	382		-29		-208	145	208

Other expense	-377		7		35	-335	-338

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes charges related to the reversal of an impairment charge of USD 29 million related to aliskiren production equipment for which an alternative use has been found; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites of USD 34 million offset by a provision reduction of USD 30 million related to aliskiren; Other income includes divestment gains of USD 188 million and a provision reduction of USD 12 million related to restructuring; Other expense includes provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q3 2013 Core results	Q3 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 365	496			4	1 865	1 851

Operating income	251	498	21	74	30	874	923

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 195	496			4	-695	-648

The following are adjustments to arrive at Core Operating Income

Research & Development	-270	2	20			-248	-231

General & Administration	-149				5	-144	-110

Other expense	-112		1	74	21	-16	-17

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects acquisition-related Alcon integration and restructuring charges.
[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to European commercial operations and the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2013 Core results	9M 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	4 309	1 465			11	5 785	5 751

Operating income	1 060	1 472	61	209	41	2 843	2 799

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 592	1 465			11	-2 116	-1 985

The following are adjustments to arrive at Core Operating Income

Research & Development	-755	7	57		-12	-703	-723

General & Administration	-439				17	-422	-371

Other expense	-279		4	209	25	-41	-47

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects acquisition-related Alcon integration and restructuring charges.
[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to European commercial operations and the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs; Research & Development includes a decrease of a contingent consideration liability related to a business combination.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q3 2013 Core results	Q3 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	939	101	19			1 059	1 019

Operating income	242	102	17		16	377	358

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 408	101	19			-1 288	-1 098

The following are adjustments to arrive at Core Operating Income

Research & Development	-187	1				-186	-175

Other income	38		-4			34	18

Other expense	-57		2		16	-39	-48

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes reversal of impairment charges related to property, plant and equipment; Other Expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Other expense includes an increase in provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	9M 2013 Core results	9M 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 981	303	20		1	3 305	3 111

Operating income	752	304	16		96	1 168	1 089

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 996	303	20		1	-3 672	-3 419

The following are adjustments to arrive at Core Operating Income

Research & Development	-578	1				-577	-555

Other income	65		-6			59	43

Other expense	-220		2		95	-123	-127

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense includes an increase in provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	Q3 2013 Core results	Q3 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	266	51				317	283

Operating income	33	57				90	34

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-419	51				-368	-380

The following are adjustments to arrive at Core Operating Income

Research & Development	-123	6				-117	-104

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	9M 2013 Core results	9M 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	513	153				666	562

Operating loss	-207	171	8			-28	-174

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 067	153				-914	-882

The following are adjustments to arrive at Core Operating loss

Research & Development	-344	18				-326	-329

Other expense	-77		8			-69	-67

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairment charges for financial assets.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q3 2013 Core results	Q3 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	612	12	1		5	630	549

Operating income	90	12			8	110	77

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-438	12	1		5	-420	-404

The following are adjustments to arrive at Core Operating Income

Other income	4		-1			3	2

Other expense	-3				3		-13

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes a reduction of an impairment charge.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	9M 2013 Core results	9M 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 755	40	8		17	1 820	1 594

Operating income	130	40	40		28	238	136

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 309	40	8		17	-1 244	-1 207

The following are adjustments to arrive at Core Operating Income

Other income	57		-1			56	14

Other expense	-62		33		11	-18	-13

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes a reduction of an impairment charge; Other expense includes impairments of property, plant and equipment related to the Group-wide rationalization of manufacturing sites.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Third quarter

	Q3 2013 IFRS results	Amortization of intangible assets	Impairments[1]	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q3 2013 Core results	Restated[4] Q3 2012 Core results[4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	37					37	33

Operating income	-212		2	1	34	-175	-179

The following are adjustments to arrive at Core Operating Income

Other expense	-143		2	1	34	-106	-105

[1] Impairments: Other expense includes an impairment related to a financial asset.
[2] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects Alcon integration costs.
[3] Other exceptional items: Other expense includes charges for transforming IT and finance processes.
4 Q3 2012 Other income and Other expense have been restated by an additional USD 79 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Nine months to September 30

	9M 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2013 Core results	Restated[4] 9M 2012 Core results[5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	68					68	74

Operating income	-561	4	35	1		-521	-534

The following are adjustments to arrive at Core Operating Income

Other income	227				-75	152	140

Other expense	-437	4	35	1	75	-322	-315

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments related to financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects Alcon integration costs.
[4] Other exceptional items: Other income includes a reversal of a provision; Other expense includes charges for transforming IT and finance processes.
[5] 9M 2012 Other income and Other expense have been restated by an additional USD 238 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 71).

Condensed consolidated changes in net debt

Third quarter

	Q3 2013 USD m	Q3 2012 USD m

Change in cash and cash equivalents	2 286	-7

Change in marketable securities, commodities, financial debt and financial derivatives	-101	1 494

Reduction in net debt	2 185	1 487

Net debt at July 1	-13 621	-16 526

Net debt at September 30	-11 436	-15 039

Nine months to September 30

	9M 2013 USD m	9M 2012 USD m

Change in cash and cash equivalents	811	882

Change in marketable securities, commodities, financial debt and financial derivatives	-640	-767

Reduction in net debt	171	115

Net debt at January 1	-11 607	-15 154

Net debt at September 30	-11 436	-15 039

Components of net debt

	Sept 30, 2013 USD m	Sept 30, 2012 USD m

Current financial debts and derivative financial instruments	-7 656	-5 017

Non-current financial debts	-11 119	-15 823

Less liquidity:

Cash and cash equivalents	6 363	4 591

Marketable securities, commodities and derivative financial instruments	976	1 210

Net debt at September 30	-11 436	-15 039

Share information

	Sept 30, 2013	Sept 30, 2012

Number of shares outstanding	2 435 243 957	2 419 421 674

Registered share price (CHF)	69.50	57.55

ADS price (USD)	76.71	61.26

Market capitalization (USD billion)	186.7	148.7

Market capitalization (CHF billion)	169.2	139.2

Free cash flow

Third quarter

	Q3 2013 USD m	Restated[1] Q3 2012 USD m	Change USD m

Operating income	2 671	2 948	-277

Reversal of non-cash items
Depreciation, amortization and impairments	1 219	1 232	-13

Change in provisions and other non-current liabilities	238	48	190

Other	135	33	102

Operating income adjusted for non-cash items	4 263	4 261	2

Interest and other financial receipts	85	114	-29

Interest and other financial payments	-160	-136	-24

Taxes paid	-409	-374	-35

Payments out of provisions and other net cash movements in non-current liabilities	-214	-359	145

Change in inventory and accounts receivable less accounts payable	211	-33	244

Change in other net current assets and other operating cash flow items	603	593	10

Cash flows from operating activities	4 379	4 066	313

Purchase of property, plant & equipment	-798	-662	-136

Purchase of intangible, financial and other non-current assets	-131	-93	-38

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	93	192	-99

Free cash flow	3 543	3 503	40

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 71.

Nine months to September 30

	9M 2013 USD m	Restated[1] 9M 2012 USD m	Change USD m

Operating income	8 537	8 792	-255

Reversal of non-cash items
Depreciation, amortization and impairments	3 666	3 570	96

Change in provisions and other non-current liabilities	618	610	8

Other	275	283	-8

Operating income adjusted for non-cash items	13 096	13 255	-159

Interest and other financial receipts	606	671	-65

Interest and other financial payments	-541	-508	-33

Taxes paid	-1 571	-1 693	122

Payments out of provisions and other net cash movements in non-current liabilities	-691	-897	206

Change in inventory and accounts receivable less accounts payable	-2 202	-1 269	-933

Change in other net current assets and other operating cash flow items	27	8	19

Cash flows from operating activities	8 724	9 567	-843

Purchase of property, plant & equipment	-1 969	-1 678	-291

Purchase of intangible, financial and other non-current assets	-477	-415	-62

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	348	396	-48

Free cash flow	6 626	7 870	-1 244

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 71.

Supplementary tables: Third quarter 2013  – Net sales of top 20 pharmaceutical products

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	472	4	661	-7	1 133	-3	-2

Diovan/Co–Diovan	Primary care	Hypertension	411	0	424	-14	835	-14	-8

Lucentis	Ophthalmics	Age-related macular degeneration			581	-1	581	-2	-1

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	273	44	245	90	518	64	63

Sandostatin	Oncology	Acromegaly	185	9	216	5	401	5	7

Exforge	Primary care	Hypertension	89	-1	270	15	359	7	11

Afinitor/Votubia	Oncology	Breast cancer	182	63	155	68	337	64	65

Tasigna	Oncology	Chronic myeloid leukemia	111	17	204	28	315	21	25

Galvus	Primary care	Diabetes			316	46	316	37	46

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	117	15	136	-9	253	-1	1

Exjade	Oncology	Iron chelator	68	6	144	10	212	7	9

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	14	0	165	-5	179	-10	-4

Zometa	Oncology	Cancer complications	10	-92	94	-42	104	-66	-64

Voltaren (excl. OTC)	Additional products	Inflammation/pain	1	0	166	-5	167	-13	-4

Myfortic	Integrated Hospital Care	Transplantation	70	19	89	6	159	7	11

Xolair	Primary Care	Asthma			151	13	151	12	13

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	100	12	41	19	141	13	14

TOBI	Critical care	Cystic Fibrosis	80	63	29	15	109	45	46

Comtan/Stalevo	Neuroscience	Parkinson’s disease	10	-69	91	3	101	-19	-15

Femara	Oncology	Breast cancer	5	-38	85	-7	90	-14	-9

Top 20 products total			2 198	6	4 263	4	6 461	2	5

Rest of portfolio			359	-10	1 073	6	1 432	-2	1

Total Division sales			2 557	4	5 336	5	7 893	1	4

Supplementary tables: Nine months to September 30, 2013  – Net sales of top 20 pharmaceutical products

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	1 383	9	2 083	-5	3 466	-1	0

Diovan/Co–Diovan	Primary care	Hypertension	1 293	-22	1 388	-12	2 681	-22	-17

Lucentis	Ophthalmics	Age-related macular degeneration			1 753	1	1 753	-1	1

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	771	44	636	105	1 407	66	66

Sandostatin	Oncology	Acromegaly	525	8	648	6	1 173	4	7

Exforge	Primary care	Hypertension	268	0	816	18	1 084	9	13

Afinitor/Votubia	Oncology	Breast cancer	510	94	438	71	948	81	83

Tasigna	Oncology	Chronic myeloid leukemia	313	23	601	39	914	29	33

Galvus	Primary care	Diabetes			872	41	872	33	41

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	350	11	432	-6	782	0	1

Exjade	Oncology	Iron chelator	194	3	455	5	649	3	4

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	43	-10	512	-3	555	-8	-4

Zometa	Oncology	Cancer complications	111	-74	395	-25	506	-48	-46

Voltaren (excl. OTC)	Additional products	Inflammation/pain	2	0	497	-6	499	-13	-6

Myfortic	Integrated Hospital Care	Transplantation	195	12	283	24	478	15	19

Xolair	Primary Care	Asthma			440	20	440	18	20

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	317	8	116	7	433	7	8

TOBI	Critical care	Cystic Fibrosis	212	41	87	13	299	32	32

Comtan/Stalevo	Neuroscience	Parkinson’s disease	24	-82	274	1	298	-28	-25

Femara	Oncology	Breast cancer	14	-7	270	-9	284	-13	-8

Top 20 products total			6 525	1	12 996	6	19 521	1	4

Rest of portfolio			1 159	-15	3 211	2	4 370	-5	-3

Total Division sales			7 684	-2	16 207	5	23 891	0	3

Pharmaceuticals net sales by business franchise – Third quarter

	Q3 2013 USD m	Q3 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	835	969	-14	-8

Exforge	359	336	7	11

Subtotal Valsartan Group	1 194	1 305	-9	-3

Tekturna/Rasilez	77	75	3	3

Subtotal Hypertension	1 271	1 380	-8	-3

Galvus	316	230	37	46

Xolair	151	135	12	13

Arcapta Neohaler/Onbrez Breezhaler	49	34	44	57

Seebri Breezhaler	15	0	nm	nm

Total strategic franchise products	1 802	1 779	1	7

Established medicines	327	398	-18	-14

Total Primary Care products	2 129	2 177	-2	3

Oncology
Gleevec/Glivec	1 133	1 172	-3	-2

Tasigna	315	261	21	25

Subtotal Bcr-Abl franchise	1 448	1 433	1	3

Sandostatin	401	383	5	7

Afinitor/Votubia	337	206	64	65

Exjade	212	198	7	9

Zometa	104	303	-66	-64

Femara	90	105	-14	-9

Jakavi	48	5	nm	nm

Other	78	82	-5	-7

Total Oncology products	2 718	2 715	0	2

Specialty - Neuroscience
Gilenya	518	316	64	63

Exelon/Exelon Patch	253	255	-1	1

Comtan/Stalevo	101	124	-19	-15

Extavia	39	40	-3	-4

Other (including Fanapt)	21	16	31	37

Total strategic franchise products	932	751	24	25

Established medicines	112	118	-5	0

Total Neuroscience products	1 044	869	20	21

Specialty - Ophthalmics
Lucentis	581	593	-2	-1

Other	14	19	-26	-28

Total Opthalmics products	595	612	-3	-2

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	179	198	-10	-4

Myfortic	159	148	7	11

Zortress/Certican	66	54	22	21

Ilaris	31	18	72	73

Other	111	96	16	14

Total strategic franchise products	546	514	6	9

Everolimus stent drug	40	44	-9	-11

Established medicines	193	252	-23	-23

Total IHC products	779	810	-4	-2

Specialty - Critical Care
TOBI	109	75	45	46

Total Critical Care products	109	75	45	46

Additional products
Voltaren (excl. OTC)	167	191	-13	-4

Ritalin/Focalin	141	125	13	14

Tegretol	83	81	2	7

Trileptal	63	71	-11	-8

Foradil	48	56	-14	-14

Other	17	1	nm	nm

Total additional products	519	525	-1	6

Total strategic franchise products	6 702	6 446	4	7

Total established medicines and additional products	1 191	1 337	-11	-7

Total Division net sales	7 893	7 783	1	4

* includes Transplantation
nm = not meaningful

Pharmaceuticals net sales by business franchise – Nine months to September 30

	9M 2013 USD m	9M 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	2 681	3 425	-22	-17

Exforge	1 084	991	9	13

Subtotal Valsartan Group	3 765	4 416	-15	-10

Tekturna/Rasilez	231	302	-24	-22

Subtotal Hypertension	3 996	4 718	-15	-11

Galvus	872	655	33	41

Xolair	440	374	18	20

Arcapta Neohaler/Onbrez Breezhaler	139	96	45	49

Seebri Breezhaler	33	0	nm	nm

Total strategic franchise products	5 480	5 843	-6	-2

Established medicines	990	1 182	-16	-12

Total Primary Care products	6 470	7 025	-8	-4

Oncology
Gleevec/Glivec	3 466	3 496	-1	0

Tasigna	914	707	29	33

Subtotal Bcr-Abl franchise	4 380	4 203	4	6

Sandostatin	1 173	1 123	4	7

Afinitor/Votubia	948	524	81	83

Exjade	649	633	3	4

Zometa	506	966	-48	-46

Femara	284	327	-13	-8

Jakavi	116	9	nm	nm

Other	233	243	-4	-5

Total Oncology products	8 289	8 028	3	5

Specialty - Neuroscience
Gilenya	1 407	846	66	66

Exelon/Exelon Patch	782	784	0	1

Comtan/Stalevo	298	416	-28	-25

Extavia	122	115	6	4

Other (including Fanapt)	57	51	12	14

Total strategic franchise products	2 666	2 212	21	21

Established medicines	332	365	-9	-5

Total Neuroscience products	2 998	2 577	16	18

Specialty - Ophthalmics
Lucentis	1 753	1 764	-1	1

Other	47	67	-30	-28

Total Opthalmics products	1 800	1 831	-2	-1

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	555	605	-8	-4

Myfortic	478	415	15	19

Zortress/Certican	186	152	22	24

Ilaris	82	53	55	57

Other	320	293	9	9

Total strategic franchise products	1 621	1 518	7	10

Everolimus stent drug	201	211	-5	-5

Established medicines	659	831	-21	-20

Total IHC products	2 481	2 560	-3	-1

Specialty - Critical Care
TOBI	299	227	32	32

Total Critical Care products	299	227	32	32

Additional products
Voltaren (excl. OTC)	499	571	-13	-6

Ritalin/Focalin	433	404	7	8

Tegretol	252	255	-1	3

Trileptal	188	212	-11	-9

Foradil	150	185	-19	-17

Other	32	2	nm	nm

Total additional products	1 554	1 629	-5	0

Total strategic franchise products	20 155	19 659	3	5

Total established medicines and additional products	3 736	4 218	-11	-8

Total Division net sales	23 891	23 877	0	3

* includes Transplantation
nm = not meaningful

Net sales by region1 – Third quarter

	Q3 2013	Q3 2012	% change		Q3 2013	Q3 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 684	2 444	10	6	34	31

US	2 557	2 470	4	4	32	32

Asia/Africa/Australasia	1 901	2 083	-9	2	24	27

Canada and Latin America	751	786	-4	8	10	10

Total	7 893	7 783	1	4	100	100

Of which in Established Markets	6 034	5 969	1	3	76	77

Of which in Emerging Growth Markets	1 859	1 814	2	8	24	23

Alcon

Europe	666	618	8	4	26	25

US	1 037	984	5	5	41	40

Asia/Africa/Australasia	559	581	-4	7	22	24

Canada and Latin America	277	277	0	10	11	11

Total	2 539	2 460	3	6	100	100

Of which in Established Markets	1 911	1 876	2	4	75	76

Of which in Emerging Growth Markets	628	584	8	12	25	24

Sandoz

Europe	1 127	1 005	12	8	50	49

US	718	628	14	14	32	31

Asia/Africa/Australasia	280	258	9	15	12	13

Canada and Latin America	148	153	-3	5	6	7

Total	2 273	2 044	11	11	100	100

Of which in Established Markets	1 669	1 489	12	10	73	73

Of which in Emerging Growth Markets	604	555	9	11	27	27

Vaccines and Diagnostics

Europe	178	155	15	11	30	27

US	307	301	2	2	52	52

Asia/Africa/Australasia	71	94	-24	-26	12	16

Canada and Latin America	38	32	19	21	6	5

Total	594	582	2	1	100	100

Of which in Established Markets	497	461	8	7	84	79

Of which in Emerging Growth Markets	97	121	-20	-21	16	21

Consumer Health

Europe	512	482	6	4	49	51

US	222	148	50	51	21	16

Asia/Africa/Australasia	201	203	-1	7	19	22

Canada and Latin America	104	105	-1	6	11	11

Total	1 039	938	11	12	100	100

Of which in Established Markets	672	602	12	12	65	64

Of which in Emerging Growth Markets	367	336	9	13	35	36

Group Total

Europe	5 167	4 704	10	6	36	34

US	4 841	4 531	7	7	34	33

Asia/Africa/Australasia	3 012	3 219	-6	4	21	23

Canada and Latin America	1 318	1 353	-3	8	9	10

Total	14 338	13 807	4	6	100	100

Of which in Established Markets	10 783	10 397	4	5	75	75

Of which in Emerging Growth Markets	3 555	3 410	4	9	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Net sales by region1 – Nine months to September 30

	9M 2013	9M 2012	% change		9M 2013	9M 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	8 146	7 550	8	6	34	32

US	7 684	7 839	-2	-2	32	33

Asia/Africa/Australasia	5 842	6 168	-5	4	24	26

Canada and Latin America	2 219	2 320	-4	5	10	9

Total	23 891	23 877	0	3	100	100

Of which in Established Markets	18 237	18 462	-1	1	76	77

Of which in Emerging Growth Markets	5 654	5 415	4	8	24	23

Alcon

Europe	2 082	2 010	4	2	27	26

US	3 151	3 037	4	4	40	40

Asia/Africa/Australasia	1 781	1 777	0	9	23	23

Canada and Latin America	827	825	0	7	10	11

Total	7 841	7 649	3	5	100	100

Of which in Established Markets	5 924	5 860	1	3	76	77

Of which in Emerging Growth Markets	1 917	1 789	7	10	24	23

Sandoz

Europe	3 389	3 102	9	7	50	49

US	2 084	1 976	5	5	31	31

Asia/Africa/Australasia	823	770	7	12	12	12

Canada and Latin America	452	467	-3	2	7	8

Total	6 748	6 315	7	7	100	100

Of which in Established Markets	4 890	4 635	6	5	72	73

Of which in Emerging Growth Markets	1 858	1 680	11	12	28	27

Vaccines and Diagnostics

Europe	446	375	19	17	33	30

US	570	554	3	3	43	45

Asia/Africa/Australasia	206	190	8	7	15	15

Canada and Latin America	110	111	-1	3	9	10

Total	1 332	1 230	8	8	100	100

Of which in Established Markets	1 037	941	10	10	78	77

Of which in Emerging Growth Markets	295	289	2	2	22	23

Consumer Health

Europe	1 498	1 413	6	5	49	51

US	637	476	34	34	21	17

Asia/Africa/Australasia	591	572	3	9	20	21

Canada and Latin America	304	313	-3	3	10	11

Total	3 030	2 774	9	10	100	100

Of which in Established Markets	1 973	1 814	9	9	65	65

Of which in Emerging Growth Markets	1 057	960	10	13	35	35

Group Total

Europe	15 561	14 450	8	6	36	35

US	14 126	13 882	2	2	33	33

Asia/Africa/Australasia	9 243	9 477	-2	6	22	23

Canada and Latin America	3 912	4 036	-3	5	9	9

Total	42 842	41 845	2	4	100	100

Of which in Established Markets	32 061	31 712	1	3	75	76

Of which in Emerging Growth Markets	10 781	10 133	6	10	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Principal currency translation rates

Third quarter

	Average rates Q3 2013 USD	Average rates Q3 2012 USD	Period-end rates Sept 30, 2013 USD	Period-end rates Sept 30, 2012 USD

1 CHF	1.073	1.040	1.103	1.068

1 EUR	1.325	1.252	1.348	1.292

1 GBP	1.551	1.580	1.615	1.625

100 JPY	1.011	1.272	1.022	1.290

Nine months to September 30

	Average rates 9M 2013 USD	Average rates 9M 2012 USD	Period-end rates Sept 30, 2013 USD	Period-end rates Sept 30, 2012 USD

1 CHF	1.070	1.064	1.103	1.068

1 EUR	1.317	1.282	1.348	1.292

1 GBP	1.546	1.578	1.615	1.625

100 JPY	1.036	1.261	1.022	1.290

Income from associated companies

	Q3 2013 USD m	Q3 2012 USD m	9M 2013 USD m	9M 2012 USD m

Share of estimated Roche reported net income[1]	195	121	551	483

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-39	-36	-115	-113

Net income effect from Roche	156	85	436	370

Net income from other associated companies	5	-4	10	15

Income from associated companies	161	81	446	385

[1] 9M 2013 includes an additional expense in the first quarter of 2013 of USD 59 million resulting from adjusting the estimated Novartis share of Roche's 2012 net income to the actual amount (9M 2012: Additional expense of USD 18 million relating to 2011).

Restatement as a result of adopting IAS 19 (R)

Page 36 explains the changes introduced by the revised accounting standard IAS 19 (R) on Employee Benefits.

The following tables show the line items impacted by the introduction of IAS 19 (R):

Restated consolidated income statements

Third quarter 2012

	Published Q3 2012 USD m	Adjustment	Restated Q3 2012 USD m

Other income	291	-33	258

Other expense	-451	-46	-497

Operating income	3 027	-79	2 948

Income before taxes	2 860	-79	2 781

Taxes	-384	20	-364

Net income	2 476	-59	2 417

Attributable to:
Shareholders of Novartis AG	2 449	-59	2 390

Non-controlling interests	27		27

Average number of shares outstanding – Basic (million)	2 419		2 419

Basic earnings per share (USD)[1]	1.01	-0.02	0.99

Average number of shares outstanding – Diluted (million)	2 445		2 445

Diluted earnings per share (USD)[1]	1.00	-0.02	0.98

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Nine months to September 30, 2012

	Published 9M 2012 USD m	Adjustment	Restated 9M 2012 USD m

Other income	907	-102	805

Other expense	-1 340	-136	-1 476

Operating income	9 030	-238	8 792

Income before taxes	8 813	-238	8 575

Taxes	-1 277	63	-1 214

Net income	7 536	-175	7 361

Attributable to:
Shareholders of Novartis AG	7 460	-175	7 285

Non-controlling interests	76		76

Average number of shares outstanding – Basic (million)	2 418		2 418

Basic earnings per share (USD)[1]	3.09	-0.08	3.01

Average number of shares outstanding – Diluted (million)	2 442		2 442

Diluted earnings per share (USD)[1]	3.06	-0.08	2.98

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Restated condensed consolidated balance sheets

	Published Dec 31, 2012 (audited) USD m	Adjustment	Restated Dec 31, 2012 (unaudited) USD m

Assets
Non-current assets
Financial and other non-current assets	17 852	-25	17 827

Total non-current assets	96 212	-25	96 187

Total assets	124 216	-25	124 191

Equity and liabilities
Equity attributable to Novartis AG shareholders	69 093	44	69 137

Total equity	69 219	44	69 263

Non-current liabilities
Other non-current liabilities	17 165	-69	17 096

Total non-current liabilities	30 946	-69	30 877

Total liabilities	54 997	-69	54 928

Total equity and liabilities	124 216	-25	124 191

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “momentum,” “prospects,” “pipeline,” “potential,” “Breakthrough Therapy,” “outlook,” “to be,” “strategy,” “potentially,” “investigational,” “would,” “may,” “expected,” “promising,” “launch,” “planned,” “launched,” “target,” “modeling,” “will,” “launches,” “underway,” “may,” “positive opinion,” “on track,” “expect,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection and exclusivity on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the resolution of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the completion of efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
November 22, 2013                                      Novartis Investor Day in London
January 29, 2014                                          Fourth quarter and full year results 2013
February 25, 2014                                        Annual General Meeting
April 24, 2014                                               First quarter results 2014